          FILED PURSUANT TO RULE 424(B)(5) UNDER THE SECURITIES ACT OF 1933 (NO.
                                                                      33-319505)

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED FEBRUARY 14, 1997)

                               PRIME RETAIL, INC.

                                 175,800 SHARES

   [LOGO]
       8.5% SERIES B CUMULATIVE PARTICIPATING CONVERTIBLE PREFERRED STOCK
                                                                       [LOGO]
                                2,080,000 SHARES
                                  COMMON STOCK
                             ---------------------
    All of the 175,800 shares of 8.5% Series B Cumulative Participating Convertible Preferred Stock, $.01 par value per share (the "Convertible Preferred Stock"), and 2,080,000 shares of Common Stock, $.01 par value per share (the "Common Stock" and together with the Convertible Preferred Stock, the "Stock"), offered hereby (the "Offering") are being sold by Prime Retail, Inc. (the "Company"). The Company is a self-administered and self-managed real estate investment trust ("REIT") engaged in the ownership, development, construction, acquisition, leasing, marketing and management of factory outlet centers. All of the Company's business and operations are conducted through Prime Retail, L.P. (the "Operating Partnership"). The Company has paid and intends to continue to pay regular quarterly distributions to holders of the Convertible Preferred Stock and the Common Stock.

    The Convertible Preferred Stock and the Common Stock are quoted in the Nasdaq National Market under the trading symbols "PRMEP" and "PRME", respectively. On February 13, 1997, the last reported per share sale prices of the Convertible Preferred Stock and the Common Stock on the Nasdaq National Market were $23.00 and $12.75, respectively. See "Price Range of Stock and Distribution History."

    Subject to certain exceptions specified in the charter of the Company (the "Charter"), no person may own shares of Convertible Preferred Stock if, as a result of such ownership, such person (i) owns shares of capital stock (including all classes) of the Company in excess of 9.9% of the value of the Company's outstanding capital stock or (ii) would own in excess of 9.9% of the outstanding Common Stock assuming the conversion of all outstanding shares of Convertible Preferred Stock. Ownership of the Common Stock is restricted in the Charter, subject to certain exceptions, to 9.9% of the outstanding shares of Common Stock. See "Description of Capital Stock."

    SEE "RISK FACTORS" COMMENCING ON PAGE 5 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE STOCK.
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
           PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS
          SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.
                           --------------------------

                                                                                  UNDERWRITING        PROCEEDS TO
                                                            PRICE TO PUBLIC       DISCOUNT (1)      THE COMPANY (2)
                                                           ------------------  ------------------  ------------------
Per Share of Convertible Preferred Stock.................      $22.75(3)            $1.1375             $21.6125
Per Share of Common Stock................................        $12.50             $0.6250             $11.8750
Total (4)................................................    $29,999,450.00      $1,499,972.50       $28,499,477.50

--------------------------

(1) The Company and the Operating Partnership have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Before deducting estimated offering expenses of $150,000 payable by the Company.

(3) Plus accrued dividends, if any, from the date of original issuance.

(4) The Company has granted to the Underwriters an option, exercisable for 30 days after the date hereof, to purchase up to 312,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to the Company will be $33,899,450.00, $1,694,972.50 and $32,204,477.50, respectively. See "Underwriting."
                            ------------------------

    The Stock is offered by the Underwriters, subject to prior sale, when as and if delivered to and accepted by the Underwriters, subject to the right to withdraw, modify, correct and reject orders in whole or in part. It is expected that delivery of the shares of Stock will be made in Arlington, Virginia on or about February 20, 1997.

FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

                       MORGAN KEEGAN & COMPANY, INC.

                                               STIFEL, NICOLAUS & COMPANY
                                                            INCORPORATED

          The date of this Prospectus Supplement is February 14, 1997.

    THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

    IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SHARES OF STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

    The Company is a self-administered and self-managed REIT that develops, owns and operates factory outlet centers in the United States. Based upon industry publications, the Company believes it is one of the largest owners and operators of factory outlet centers in the United States. As of December 31, 1996, the Company's portfolio included 21 factory outlet centers in 16 states with 5.8 million square feet of gross leasable area ("GLA") that was 91% leased. As a fully-integrated real estate firm, the Company provides development, construction, finance, leasing, marketing and management services for all of its properties (the "Properties"). The Properties are held and all of the Company's business and operations are conducted through Prime Retail, L.P. (the "Operating Partnership"). The Company controls the Operating Partnership as its sole general partner and is dependent upon the distributions or other payments from the Operating Partnership in order to meet its financial obligations.

    The Company is a Maryland corporation that was incorporated in July 1993. The Company's executive offices are located at 100 East Pratt Street, Nineteenth Floor, Baltimore, Maryland 21202 and its telephone number is (410) 234-0782.

                              RECENT DEVELOPMENTS

1996 OPERATING RESULTS

    On January 30, 1997, the Company announced its operating results for the fourth quarter of 1996 and the year ended December 31, 1996.

    As determined in accordance with the new definition of funds from operations ("FFO") established by the National Association of Real Estate Investment Trusts ("NAREIT") in 1995, the Company's FFO before allocations to preferred shareholders and minority interests increased 29.3% to $9.7 million for the three months ended December 31, 1996, compared to $7.5 million for the three months ended December 31, 1995.

    The Company's FFO before allocations to preferred shareholders and minority interests was $27.6 million for the year ended December 31, 1996, after deducting non-recurring charges of $6.1 million in the second quarter related to a debt refinancing, compared to $28.0 million for the year ended December 31, 1995. The non-recurring charge of $6.1 million noted above related primarily to the write down of nonrefundable deferred financing fees and the unamortized cost of certain interest rate protection contracts. The non-recurring charge had no effect on distributable net cash flow of the Company.

    Income before allocations to preferred shareholders, minority interests and extraordinary loss (determined in accordance with generally accepted accounting principles ("GAAP")) was $7.0 million and $12.8 million for the years ended December 31, 1996 and 1995, respectively, and $3.7 million and $3.4 million for the three months ended December 31, 1996 and 1995, respectively. The Company reported a net loss per common share of $(0.75) and $(0.96) for the years ended December 31, 1996 and 1995, respectively.

    The Company generally considers FFO an appropriate measure of liquidity of an equity REIT because industry analysts have accepted it as a performance measure of equity REITs. FFO as defined by NAREIT means net income (computed in accordance with GAAP) excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization on real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. The Company's FFO is not comparable to funds from operations reported by other REITs that do not define the term using the current NAREIT definition or that interpret the current NAREIT definition differently than does the Company. The Company believes that in order to facilitate a clear understanding of the operating results of the Company, FFO should be examined in conjunction with net income determined in accordance with GAAP. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income as an indication of the Company's performance or to cash flows as a measure of liquidity or ability to make distributions.

1997 PLANNED DEVELOPMENT

    The Company expects to open approximately 300,000 square feet of GLA during 1997 in connection with expansions of certain existing factory outlet centers. At December 31, 1996, budgeted capital expenditures for these expansions aggregated approximately $33.0 million, while anticipated expenditures related to the completion of new factory outlet centers and expansions opened during the year ended December 31, 1996 (aggregating 930,000 square feet of GLA) approximated $16.8 million.

    Management believes that the Company has sufficient capital and capital commitments to fund the remaining capital expenditures associated with its 1996 and 1997 development activities. These funding requirements are expected to be met, in large part, with the proceeds from the Offering, various loan facilities, and joint venture partners. If adequate financing for such development and expansion is not available, the Company may not be able to develop new centers or expand existing centers at currently planned levels.

RECENT ACQUISITIONS

    On February 13, 1997, the Company acquired Oak Creek Factory Outlets (located in Sedona, Arizona), Bend Factory Outlets (located in Bend, Oregon) and Coeur D'Alene Factory Outlets (located in Post Falls, Idaho) (the "Acquired Properties") for an aggregate purchase price of $37.3 million from an unrelated third party. The Company financed the purchase with loan proceeds from a financial institution and a $4.0 million promissory note issued to the seller. The Acquired Properties contain approximately 358,000 square feet of gross leasable area that was 92.3% occupied at December 31, 1996.

    On February 7, 1997, the Company purchased an additional 20.0% partnership interest in Oxnard Factory Outlet from an unrelated third party for $0.3 million, thus increasing to 50.0% its equity interest in this property. The remaining 50.0% equity interest in this center is owned by an affiliate of Fru-Con Development Corporation.

                                USE OF PROCEEDS

    The net proceeds from the Offering, after payment of all expenses of the Offering (including the underwriting discount) payable by the Company, are expected to be $28.3 million ($32.1 million if the Underwriters' over-allotment option is exercised in full). The Company will use the net proceeds of the Offering to acquire 175,800 and 2,080,000 additional Convertible Preferred Units and Common Units, respectively, (2,392,000 additional Common Units if the Underwriters' over-allotment option is exercised in full) in the Operating Partnership. The Company will account for the acquisition of such additional units by increasing its investment in the Operating Partnership by the amount of the net proceeds from the Offering.

    The Operating Partnership will use approximately $4.0 million of the funds it receives from the Company to repay borrowings under a short-term acquisition facility provided by a financial institution and the balance of $24.3 million (approximately $28.1 million if the Underwriters' over-allotment option is exercised in full) to fund development and construction activities and for general corporate purposes.

    Pending the above uses, the net proceeds may be invested in short-term income producing investments such as investment grade commercial paper, government and government agency securities, money market funds that invest in government securities, certificates of deposit, or interest-bearing bank accounts.

    As of February 13, 1997, the indebtedness to be repaid in connection with the Offering had a weighted average interest rate of 11.41% per annum and a weighted average maturity of 6 months. Such indebtedness was incurred to finance a portion of the purchase price of the Acquired Properties. See "Recent Developments--Recent Acquisitions."

                              PRICE RANGE OF STOCK
                            AND DISTRIBUTION HISTORY

    The Convertible Preferred Stock and the Common Stock commenced trading on the Nasdaq National Market on March 15, 1994. The initial public offering prices per share of the Convertible Preferred Stock and the Common Stock were $25.00 and $19.00, respectively. The shares offered hereby have been included for listing on the Nasdaq National Market.

    The following table sets forth the high and low closing prices of the Convertible Preferred Stock, as reported by NASDAQ, and cash distributions paid during the periods indicated:

                                                                                   CLOSING PRICE PER
                                                                                         SHARE              CASH
                                                                                  --------------------  DISTRIBUTIONS
                                                                                    HIGH        LOW       PAID(1)
                                                                                  ---------  ---------  ------------
1995
First Quarter...................................................................  $   21.00  $   17.19   $  0.53125
Second Quarter..................................................................      18.75      17.00      0.53125
Third Quarter...................................................................      19.75      17.75      0.53125
Fourth Quarter..................................................................      19.13      17.75      0.53125
1996
First Quarter...................................................................      18.50      16.25      0.53125
Second Quarter..................................................................      19.00      16.50      0.53125
Third Quarter...................................................................      20.75      17.75      0.53125
Fourth Quarter..................................................................      22.00      20.25      0.53125
1997
First Quarter (through February 13, 1997).......................................      23.13      21.75         --(2)

------------------------

NOTE:

(1) For each quarter during 1995, the portion of cash distributions paid that represented a return of capital for Federal income tax purposes was $0.129625. For each quarter during 1996, the portion of the cash distributions paid that represented a return of capital for Federal income tax purposes was $0.329269.

(2) A cash distribution of $0.53125 per share is payable on February 15, 1997 to holders of record of Convertible Preferred Stock on February 3, 1997. The shares of Convertible Preferred Stock offered hereby will not entitle the holders thereof to receive such distribution.

    The following table sets forth the high and low closing prices of the Common Stock, as reported by NASDAQ, and cash distributions paid, during the periods indicated:

                                                                                  CLOSING PRICE PER
                                                                                        SHARE              CASH
                                                                                 --------------------  DISTRIBUTIONS
                                                                                   HIGH        LOW       PAID (1)
                                                                                 ---------  ---------  -------------
1995
First Quarter..................................................................  $   14.50  $   12.50    $   0.295
Second Quarter.................................................................      13.00      11.75        0.295
Third Quarter..................................................................      13.25      12.00        0.295
Fourth Quarter.................................................................      12.88      11.75        0.295
1996
First Quarter..................................................................      12.50      11.00        0.295
Second Quarter.................................................................      12.00      10.88        0.295
Third Quarter..................................................................      12.25      11.00        0.440(2)
Fourth Quarter.................................................................      12.75      11.38        0.295
1997
First Quarter (through February 13, 1997)......................................      13.25      12.38           --(3)

------------------------

NOTES:

(1) For 1995 and 1996, all of the cash distributions paid represented a return of capital for Federal income tax purposes.

(2) Includes a special cash distribution of $0.145 per share of Common Stock paid by the Company in July, 1996.

(3) A cash distribution of $0.295 per share is payable on February 15, 1997 to holders of record of Common Stock on February 3, 1997. The shares of Common Stock offered hereby will not entitle the holders thereof to receive such distribution.

    The closing prices for the Convertible Preferred Stock and the Common Stock as reported on the Nasdaq National Market as of a recent date are set forth on the cover page of this Prospectus Supplement. As of February 10, 1997 there were 108 record holders of Convertible Preferred Stock and 294 record holders of Common Stock.

    Based on continuing favorable operations and available cash flow, the Company intends to continue to pay regular quarterly distributions on both the Convertible Preferred Stock and the Common Stock. However, no assurances can be given as to the amount of future distributions because such distributions are subject to the Company's cash flow, earnings, financial condition, capital requirements, and the REIT distribution requirements of the Code. Instruments governing the Company's indebtedness contain certain covenants regarding the payment of distributions and dividends if at any date the debt service coverage ratio, as defined, falls below a minimum threshold. Convertible Preferred Stock distributions are subject to the preferential rights of the Senior Preferred Stock (as defined below) and any other series of Preferred Stock ranking senior as to dividends or distributions to the Convertible Preferred Stock and to the provisions of the Charter regarding Excess Stock (as defined below). Common Stock distributions are also subject to the preferential rights of any other shares or series of shares and to the provisions of the Charter regarding Preferred Stock, including the Senior Preferred Stock and the Convertible Preferred Stock, and to the provisions of the Charter regarding Excess Stock. See "Description of Capital Stock."

    In addition, until the Preferential Distribution (as defined below) terminates, the Company does not intend to pay a quarterly distribution per share of Common Stock in excess of $0.295. For a discussion of the Preferential Distribution, see "Description of Capital Stock--Common Stock."

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED SHARES

    As of December 31, 1996, the Company has authorized 75,000,000 shares of Common Stock, 24,315,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock"), and 51,000,000 shares of Excess Stock, par value $.01 per share ("Excess Stock"). As of December 31, 1996, the Charter designated 2,300,000 shares of Preferred Stock as 10.5% Series A Senior Cumulative Preferred Stock (the "Senior Preferred Stock") and 7,015,000 shares of Preferred Stock as Convertible Preferred Stock (4,209,000 of which are no longer subject to issuance as a result of the exchange of such shares for shares of Common Stock in June 1996). In connection with the Offering, the Charter will be amended by certain Articles Supplementary to designate 175,800 of the authorized but unissued shares of Preferred Stock as Convertible Preferred Stock. Accordingly, following the Offering the Board of Directors will have authority to issue an additional 14,824,200 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series without further vote or action by the stockholders, subject to the rights of the holders of the Senior Preferred Stock and the Convertible Preferred Stock. The Board of Directors could authorize the issuance of Preferred Stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of the Common Stock and/or the Convertible Preferred Stock might believe to be in their interests or in which holders of some, or a majority, of the Common Stock and/or the Convertible Preferred Stock might receive a premium for their shares over the then market price of such shares.

    As of the date of this Prospectus Supplement, the Company has no plans to issue any additional shares of Preferred Stock other than the Convertible Preferred Stock to be sold in connection with the Offering.

    As of December 31, 1996, 2,300,000 shares of Senior Preferred Stock were issued and outstanding, 2,806,000 shares of Convertible Preferred Stock were issued and outstanding, 13,404,651 shares of Common Stock were issued and outstanding (an additional 3,356,459 shares of Common Stock are reserved for issuance upon conversion of issued and outstanding Convertible Preferred Stock, 8,505,472 shares of Common Stock are reserved for issuance upon exchange of issued and outstanding Common Units and 903,500 shares of Common Stock are reserved for issuance upon exercise of outstanding stock options) and no shares of Excess Stock were issued and outstanding.

    The following summary of the terms of the Convertible Preferred Stock and the Common Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of the Charter, a form of which has been incorporated by reference into the registration statement of which this Prospectus Supplement is a part. See also "Description of Preferred Stock" and "Description of Common Stock" in the accompanying Prospectus.

CONVERTIBLE PREFERRED STOCK

    DIVIDENDS. Subject to the preferential rights of the Senior Preferred Stock and any other series of Preferred Stock ranking senior as to dividends to the Convertible Preferred Stock and to the provisions of the Charter regarding Excess Stock, holders of shares of the Convertible Preferred Stock are entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of distributions and dividends, cumulative preferential cash dividends in an amount per share of Convertible Preferred Stock equal to the greater of (i) $2.125 per annum or (ii) the distributions and dividends (determined on each of the quarterly Convertible Preferred Dividend Payment Dates referred to below) on number of shares of Common Stock (or fraction thereof) into which a share of Convertible Preferred Stock will be convertible on or after March 31, 1997. The amount referred to in clause (ii) above will equal the number of shares of Common Stock, or fraction thereof, into which a share of Convertible Preferred

Stock will be convertible on or after March 31, 1997, multiplied by the quarterly distribution declared or paid with respect to a share of Common Stock on or most recently prior to the applicable Convertible Preferred Dividend Payment Date.

    Dividends with respect to the Convertible Preferred Stock are cumulative from the date of original issuance and are payable quarterly in arrears on the fifteenth day of each May, August, November, and February, or, if such day is not a business day, on the next succeeding business day (each, a "Convertible Preferred Dividend Payment Date"). Such distribution or dividend and any distribution or dividend payable on the Convertible Preferred Stock for any partial dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Distributions and dividends payable on the Convertible Preferred Stock for each full dividend period are computed by dividing the annual dividend rate by four. Distributions and dividends are payable to holders of record as they appear in the stock records of the Company at the close of business on the applicable record date, which is the first day of the calendar month in which the applicable Convertible Preferred Dividend Payment Date falls or such other date designated by the Board of Directors of the Company for the payment of distributions and dividends that is no more than thirty (30) nor less than ten (10) days prior to such Convertible Preferred Dividend Payment Date (each, a "Convertible Preferred Dividend Record Date").

    No distributions or dividends on shares of Convertible Preferred Stock will be declared by the Board of Directors of the Company or paid or set apart for payment by the Company at such time as, and to the extent that, the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, or any provisions of the Charter relating to any series of Preferred Stock ranking senior to the Convertible Preferred Stock as to dividends (including the Senior Preferred Stock), prohibit such declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment would be restricted or prohibited by law. Notwithstanding the foregoing, dividends on the Convertible Preferred Stock accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Holders of the Convertible Preferred Stock will not be entitled to any distributions or dividends in excess of full cumulative dividends as described above.

    If any shares of Convertible Preferred Stock are outstanding, no full distributions or dividends will be declared or paid or set apart for payment on the capital stock of the Company of any other series ranking, as to dividends, on a parity with or junior to the Convertible Preferred Stock for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Convertible Preferred Stock for all past dividend periods and the then current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the shares of the Convertible Preferred Stock and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Convertible Preferred Stock, all dividends declared upon shares of Convertible Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends with the Convertible Preferred Stock will be declared pro rata so that the amount of distributions and dividends declared per share on the Convertible Preferred Stock and such other series of Preferred Stock will in all cases bear to each other the same ratio that accrued and unpaid distributions and dividends per share on the shares of the Convertible Preferred Stock and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, is payable in respect of any dividend payment or payments on Convertible Preferred Stock which may be in arrears.

    Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Convertible Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no distributions or dividends (other than dividends payable in Common Stock or other capital stock ranking junior to the Convertible Preferred Stock as to dividends and upon liquidation, dissolution or winding up) will be declared or paid or set aside for payment, and no other distribution or dividend will be declared or made, upon the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Convertible Preferred Stock as to dividends, nor will any Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Convertible Preferred Stock as to dividends or upon liquidation, dissolution or winding up be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Convertible Preferred Stock as to dividends and upon liquidation, dissolution and winding up).

    Any distribution or dividend payment made on shares of Convertible Preferred Stock is first credited against the earliest accrued but unpaid dividend due with respect to shares of such Convertible Preferred Stock which remains payable.

    If, for any taxable year, the Company elects to designate as "capital gain dividends" (as defined in Section 857 of the Code) any portion (the "Capital Gains Amount") of the dividends (within the meaning of the Code) paid or made available for the year to holders of all classes of stock (the "Total Dividends"), then the portion of the Capital Gains Amount that will be allocable to the holders of Convertible Preferred Stock will be the Capital Gains Amount multiplied by a fraction, the numerator of which shall be the total dividends (within the meaning of the Code) paid or made available to the holders of the Convertible Preferred Stock for the year and the denominator of which shall be the Total Dividends.

    LIQUIDATION RIGHTS. In the event of any liquidation, dissolution or winding up of the Company, subject to the prior rights of any series of capital stock ranking senior to the Convertible Preferred Stock, the holders of shares of Convertible Preferred Stock will be entitled to be paid out of the assets of the Company legally available for distribution to its stockholders a liquidation preference equal to the sum of $25.00 per share plus an amount equal to any accrued and unpaid dividends thereon (whether or not earned or declared) to the date of payment (the "Convertible Preferred Liquidation Preference Amount"), before any distribution of assets is made to holders of Common Stock or any other capital stock that ranks junior to the Convertible Preferred Stock as to liquidation rights. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Convertible Preferred Stock will have no right or claim to any of the remaining assets of the Company.

    In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of the Company are insufficient to pay the Convertible Preferred Liquidation Preference Amount on all outstanding shares of Convertible Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with the Convertible Preferred Stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of the Convertible Preferred Stock and all other such classes or series of capital stock will share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

    If liquidating distributions have been made in full to all holders of shares of Convertible Preferred Stock, the remaining assets of the Company will be distributed among the holders of any other classes or series of capital stock ranking junior to the Convertible Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares.

    The consolidation or merger of the Company with or into any other corporation, or the sale, lease, transfer or conveyance of all or substantially all of the property or business of the Company, will not be deemed to constitute a liquidation, dissolution or winding up of the Company for these purposes.

    REDEMPTION. The Convertible Preferred Stock will not be redeemable at the option of the Company prior to March 31, 1999. On and after March 31, 1999, the Convertible Preferred Stock may be redeemed for cash at the option of the Company, in whole or in part, initially at a redemption price of $27.125 per share and thereafter at prices declining ratably to $25.00 per share on and after March 31, 2004, plus in each case accrued and unpaid dividends, if any, to the redemption date. The Convertible Preferred Stock has no stated maturity and will not be entitled to the benefit of any sinking fund.

    VOTING RIGHTS. Holders of the Convertible Preferred Stock do not have any voting rights, except as set forth below or as otherwise from time to time required by law. Subject to the provisions in the Charter regarding Excess Stock, in any matter in which the Convertible Preferred Stock may vote, including any action by written consent, each share of Convertible Preferred Stock is entitled to one vote. The holders of each share of the Convertible Preferred Stock may separately designate a proxy for the vote to which that share of Convertible Preferred Stock is entitled.

    Whenever dividends on any shares of the Convertible Preferred Stock have been in arrears for six or more consecutive quarterly periods, the holders of such shares of Convertible Preferred Stock (voting separately as a class with all other series of Preferred Stock (including the Senior Preferred Stock) upon which rights to vote on such matter with the Convertible Preferred Stock have been conferred and are then exercisable) will be entitled to vote for the election of two additional directors of the Company at a special meeting called by the holders of record of at least 10% of the Convertible Preferred Stock and such other Preferred Stock, if any (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders) or at the next annual meeting of stockholders, and at each subsequent annual meeting until all dividends accumulated on such shares of the Convertible Preferred Stock for the past dividend periods and the then current dividend period have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such event, the entire Board of Directors of the Company will be increased by two directors. Each of such two directors will be elected to serve until the earlier of (i) the election and qualification of such director's successor or (ii) payment of the dividend arrearage for the Convertible Preferred Stock.

    So long as any shares of the Convertible Preferred Stock remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least a majority of the shares of the Convertible Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the Convertible Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, or Excess Convertible Preferred Stock with respect to distributions upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the Company into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Charter, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Convertible Preferred Stock or the holders thereof; PROVIDED, HOWEVER, that any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or any increase in the amount of authorized shares of the Convertible Preferred Stock or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Convertible Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, will not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers. In addition, so long as any shares of the Convertible Preferred Stock remain outstanding, the Company will not terminate the Company's status as a REIT without the affirmative vote or consent of the holders of at least a majority of the shares of Senior Preferred Stock, Convertible Preferred Stock and Common Stock outstanding at the time, voting together as a single class, given in person or by proxy, either in writing or at a meeting.

    The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required is effected, all outstanding shares of the Convertible

Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been deposited in trust to effect such redemption.

    CONVERSION. Subject to certain exceptions, holders of the Convertible Preferred Stock have the right, as provided in the Charter, exercisable on or after March 31, 1997, except in the case of Convertible Preferred Stock called for redemption, to convert all or any of the Convertible Preferred Stock (based upon the Convertible Preferred Liquidation Preference Amount determined immediately following the most recent Convertible Preferred Dividend Payment
Date) into shares of Common Stock at the conversion price of $20.90 per share of Common Stock, subject to adjustment upon the occurrence of certain events, as described below. In the case of Convertible Preferred Stock called for redemption, conversion rights will expire at the close of business on the third business day immediately preceding the date fixed for redemption.

    Shares of Convertible Preferred Stock will be deemed to have been converted immediately prior to the close of business on the date such shares are surrendered for conversion and notice of election to convert the same is received by the Company. Upon conversion, no adjustment or prepayment will be made for distributions or dividends, but if any holder surrenders Convertible Preferred Stock for conversion after the close of business on a Convertible Preferred Dividend Record Date and prior to the opening of business on the related Convertible Preferred Dividend Payment Date, then, notwithstanding such conversion, the distribution or dividend payable on such Convertible Preferred Dividend Payment Date will be paid on such Convertible Preferred Dividend Payment Date to the registered holder of such shares on such Convertible Preferred Dividend Record Date. Shares of Convertible Preferred Stock surrendered for conversion during the period from the close of business on a Convertible Preferred Dividend Record Date to the Convertible Preferred Dividend Payment Date must also pay the amount of the distribution or dividend which is payable. No fractional shares of Common Stock will be issued upon conversion and, if the conversion results in a fractional interest, an amount will be paid in cash equal to the value of such fractional interest based on the market price of the Common Stock on the last trading day prior to the date of conversion.

    The number of shares of Common Stock or other assets issuable upon conversion and the conversion price are subject to adjustment upon the occurrence of the following events: (i) the issuance of Common Stock as a dividend or distribution on shares of Common Stock; (ii) the subdivision, combination or reclassification of the outstanding shares of Common Stock, (iii) the issuance to all holders of Common Stock of rights or warrants to subscribe for or purchase Common Stock (or securities convertible into Common Stock) at a price per share less than the then current market price per share, as determined in accordance with the provisions of the Charter; (iv) the distribution to all holders of Common Stock of evidences of indebtedness or assets (including securities, but excluding Ordinary Cash Dividends, as defined below, and those dividends, distributions, rights or warrants referred to above); and (v) the distribution to all holders of Common Stock of rights or warrants to subscribe for securities (other than those referred to in clause (iii) above).

    The adjustments to be made in each such event are set forth in the Charter. In the event of a distribution of evidence of indebtedness or other assets (as described in clause (iv)) or a distribution to all holders of Common Stock of rights to subscribe for additional shares of the Company's capital stock (other than those referred to in clause (iii) above), the Company may, instead of making an adjustment of the Conversion Price, make proper provision so that each holder who converts such shares will be entitled to receive upon such conversion, in addition to shares of Common Stock, an appropriate number of such rights, warrants, evidences of indebtedness or other assets. No adjustment will be made for Ordinary Cash Dividends (defined as distributions to holders of Common Stock in an amount not exceeding the Operating Partnership's accumulated FFO since the Initial Public Offering (as defined in the accompanying Prospectus), after deducting dividends or other distributions (i) paid in respect of all classes of capital stock of the Company and Common Units held by persons other than the Company or (ii) accrued in respect of Convertible Preferred Stock, the Senior Preferred Stock and any other shares of Preferred Stock of the Company ranking on a parity with or senior to the Convertible Preferred Stock as to dividends). In addition, no adjustment of the conversion price will be made until cumulative adjustments amount to one percent or more of the conversion price as last adjusted. Any adjustments not so required to be made will be carried forward and taken into account in subsequent adjustments.

    Whenever the number of shares of Common Stock or other assets issuable upon conversion and the conversion price are adjusted as herein provided, the Company
(i) will promptly make available at the office of the transfer agent a statement describing in reasonable detail such adjustment, and (ii) will cause to be mailed by first class mail, postage prepaid, as soon as practicable, to each holder of record of shares of Convertible Preferred Stock, a notice stating that certain adjustments have been made and stating the adjusted conversion price.

    In the event of any capital reorganization or reclassification of the capital stock of the Company, or consolidation or merger of the Company with another corporation, or the sale, transfer or lease of all or substantially all of its assets to another corporation, is effected in such a way that holders of Common Stock will be entitled to receive stock, securities or other assets with respect to or in exchange for Common Stock, then, as a condition of such reorganization, reclassification, consolidation, merger, sale, transfer or lease, the holder of each share of Convertible Preferred Stock shall have the right immediately to convert such share into the kind and amount of stock, securities or other assets which the holders of such shares would have owned or been entitled to receive immediately after the transaction if such holders had converted such shares immediately before the effective date of the transaction, subject to further adjustment upon the occurrence of the events described above.

    RANK. The Convertible Preferred Stock, with respect to dividend rights and distributions upon liquidation, dissolution, and winding up, ranks (i) senior to the Common Stock, all other shares of Common Stock of the Company of all classes and series, all classes of Excess Stock (other than the Excess Senior Preferred Stock and Excess Convertible Preferred Stock, as to which the Convertible Preferred Stock is senior only as to dividends), and shares of all other series of capital stock issued by the Company other than any series of capital stock the terms of which specifically provide that the capital stock of such series rank senior to or on a parity with such Convertible Preferred Stock with respect to dividend rights or distributions upon liquidation, dissolution, or winding up of the Company; (ii) on a parity with the Excess Convertible Preferred Stock (upon liquidation, dissolution and winding up) and the shares of all other capital stock issued by the Company the terms of which specifically provide that the shares rank on a parity with the Convertible Preferred Stock with respect to dividends and distributions upon liquidation, dissolution, or winding up of the Company or make no specific provision as to their ranking; and (iii) junior to the Senior Preferred Stock, the Excess Senior Preferred Stock (only upon liquidation, dissolution or winding up) and all other capital stock issued by the Company the terms of which specifically provide that the shares rank senior to the Convertible Preferred Stock with respect to dividends and distributions upon liquidation, dissolution, or winding up of the Company (the issuance of which must have been approved by a vote of at least a majority of the outstanding shares of Convertible Preferred Stock).

    The transfer agent and registrar for the Convertible Preferred Stock is American Stock Transfer and Trust Company.

    The Convertible Preferred Stock is quoted in the Nasdaq National Market under the trading symbol "PRMEP."

    All of the Convertible Preferred Stock offered hereby will, when issued, be duly authorized, fully paid and nonassessable.

COMMON STOCK

    All of the Common Stock offered hereby is duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other shares or series of shares and to the provisions of the Charter regarding

Preferred Stock, including the Senior Preferred Stock and the Convertible Preferred Stock, and Excess Stock, holders of shares of Common Stock are entitled to receive distributions on such shares if, as and when authorized and declared by the Board of Directors out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to the stockholders in the event of the liquidation, dissolution or winding-up of the Company after payment of, or adequate provision for, all known debts and liabilities of the Company. The Company intends to continue to pay quarterly distributions. Subject to the payment in full of all current and any accumulated dividends in respect of Senior Preferred Units (the "Senior Preferred Units") and Convertible Preferred Units ("Convertible Preferred Units") of partnership interest in the Operating Partnership, the preferential distribution of $0.295 per share of Common Stock (the "Preferential Distribution") (plus any Preferential Distribution not paid in a previous quarter) will be payable by the Company for each quarter before any distribution by the Operating Partnership in respect of the Common Units of partnership interest in the Operating Partnership (the "Common Units") held by the Limited Partners. After payment of the Preferential Distribution, up to $0.295 will be distributed by the Operating Partnership in respect of the Common Units held by the Limited Partners. Any further amounts distributed in such quarter will be distributed ratably among all holders of Common Units. If the Operating Partnership has not distributed to the Company the amount specified above in any quarter, then the deficit will cumulate and be distributable on a preferential basis in subsequent quarters. Distributions not paid on the Common Units held by the limited partners of the Operating Partnership for any quarter will not cumulate. The Preferential Distribution will terminate when distributions of at least $0.295 have been paid with respect to each Common Unit (held by the Company and others) during four quarters without distributing to the Convertible Preferred Units and the Common Units more than 90% of FFO after payment of the dividends on the Senior Preferred Units for any such quarter. For purposes of determining whether the Company's FFO is sufficient to terminate the Preferential Distribution, FFO is calculated based on the old definition of FFO employed by NAREIT. For a discussion of such definition, see the section entitled "The Company" beginning on page 4 of the accompanying Prospectus. The Company believes that it has satisfied the distribution requirement necessary to terminate the Preferential Distribution for each of the two consecutive quarters ended December 31, 1996. Based on the Common Units and Preferred Units to be outstanding immediately following the completion of the Offering, the Company must generate FFO (old definition) in excess of $11.1 million for each of the next two consecutive quarters in order to terminate the Preferential Distribution ($11.2 million assuming the Underwriters' overallotment option is exercised in full). Once the Preferential Distribution has terminated, distributions in respect of the Common Units will be made pro rata to the holders thereof.

    The Convertible Preferred Stock is entitled to payment of distributions and dividends at the rate declared on the Common Stock if such rate is greater than the stated dividend rate on the Convertible Preferred Stock of $2.125 per share per annum. Accordingly, at such time as the distribution or dividend rate on the Common Stock is greater than the stated rate on the Convertible Preferred Stock, holders of Convertible Preferred Stock will be entitled to participate in any further growth of FFO together with the holders of Common Stock.

    The Company will not, without the affirmative vote or consent of holders of at least two-thirds of the shares of the Common Stock outstanding at the time, amend, alter or repeal the provisions of the limited partnership agreement governing the Operating Partnership or the Charter so as to reduce the Preferential Distribution. In addition, the Company will not terminate the Company's status as a REIT without the affirmative vote or consent of the holders of at least a majority of the shares of Senior Preferred Stock, Convertible Preferred Stock and Common Stock outstanding at the time, voting together as a single class, given in person or by proxy, either in writing or at a meeting.

    Subject to the provisions of the Charter regarding Excess Stock, the Senior Preferred Stock and Convertible Preferred Stock, each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as otherwise required by law or except as provided with respect to any other class or series of shares, the holders of such shares will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

    Holders of Common Stock have no conversion, sinking fund, redemption rights or preemptive rights to subscribe for any securities of the Company.

    Subject to the provisions of the Charter regarding Excess Stock, shares of a particular class of issued Common Stock have equal dividend, distribution, liquidation and other rights, and have no preference, appraisal or exchange rights.

    The transfer agent and registrar for the Common Stock is American Stock Transfer and Trust Company.

    The Common Stock is quoted in the Nasdaq National Market under the trading symbol "PRME."

OTHER CAPITAL STOCK

    For a description of the Senior Preferred Stock see "Description of Preferred Stock" commencing on page 12 of the accompanying Prospectus.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

    For a description of the restrictions on ownership and transfer of the capital stock of the Company, including the Convertible Preferred Stock and the Common Stock, see "Description of Common Stock-- Restrictions on Ownership and Transfer" commencing on page 24 of the accompanying Prospectus.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the underwriting agreement between the Company and the Underwriters (the "Underwriting Agreement"), the Company has agreed to sell to the Underwriters named below, and each of the Underwriters for whom Friedman, Billings, Ramsey & Co., Inc. is acting as representative (the "Representative") has severally agreed to purchase from the Company, the respective number of shares of Convertible Preferred Stock and Common Stock set forth below opposite their respective names. Under the Underwriting Agreement, the Underwriters are obligated to purchase all of the shares of Stock offered hereby if any are purchased.

                                                                                 NUMBER OF SHARES     NUMBER OF
                                                                                  OF CONVERTIBLE      SHARES OF
UNDERWRITERS                                                                      PREFERRED STOCK    COMMON STOCK
-------------------------------------------------------------------------------  -----------------  --------------
Friedman, Billings, Ramsey & Co., Inc..........................................         175,800           980,000
Morgan Keegan & Company, Inc...................................................         --                550,000
Stifel, Nicolaus & Company, Incorporated.......................................         --                550,000
                                                                                        -------     --------------
    Total......................................................................         175,800         2,080,000
                                                                                        -------     --------------
                                                                                        -------     --------------

    The Underwriters have advised the Company that they propose to initially offer the Stock to the public at the respective offering prices set forth on the cover page of this Prospectus Supplement and may offer the Common Stock to certain dealers at such offering price less a concession not in excess of $0.375 per share of Common Stock. The Underwriters may allow, and such dealers may reallow, a concession not to exceed $0.10 per share of Common Stock on certain sales to other dealers. After the shares of Stock have been released for sale to the public, such offering prices and concessions may be changed.

    The Company has granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus Supplement, to purchase up to 312,000 additional shares of Common Stock solely to cover over-allotments, if any, at the public offering price, less the underwriting discount, set forth on the cover page of this Prospectus Supplement.

    The Company has agreed, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of any shares of the Stock or any security substantially similar thereto, or any other security exchangeable for shares of Stock or any security substantially similar thereto, for a period of 90 days after the date of this Prospectus without the prior written consent of the Representative, except for any stock issued by the Company upon conversion of Convertible Preferred Stock or Common Units or pursuant to any stock incentive plan of the Company.

    In the Underwriting Agreement, the Company and the Operating Partnership have agreed, jointly and severally, to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Each of the Underwriters may be deemed to be an "underwriter" for purposes of the Securities Act in connection with the Offering. The Company will reimburse the Representative for its reasonable out-of-pocket expenses incurred in connection with the Offering.

    The Common Stock and the Convertible Preferred Stock are listed on the Nasdaq National Market. There can be no assurance, however, that the Company will be able to maintain the inclusion of the Common Stock and the Convertible Preferred Stock in the Nasdaq National Market or that an active trading market will be maintained in such stock.

                                 LEGAL MATTERS

    Certain legal matters will be passed upon for the Company by Winston & Strawn, Chicago, Illinois. In addition, certain legal matters will be passed upon for the Underwriters by Hogan & Hartson L.L.P., Washington, D.C. The Honorable James R. Thompson, a partner in Winston & Strawn, is a director of the Company.

                                    EXPERTS

    The consolidated financial statements of the Company appearing in the Company's Annual Report (Form 10-K as amended by Form 10-K/A-1) for the year ended December 31, 1995, and the statements of revenue and certain expenses of Grove City Factory Shops and the JMJ Acquired Properties for the year ended December 31, 1995 included in the Company's Current Report on Form 8-K filed November 1, 1996, as amended by Form 8-K/A filed December 31, 1996 and Form 8-K/A-2 filed January 30, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

PROSPECTUS

                                  $100,000,000
                               PRIME RETAIL, INC.
         PREFERRED STOCK, DEPOSITARY SHARES, PREFERRED STOCK WARRANTS,
                     COMMON STOCK AND COMMON STOCK WARRANTS

    Prime Retail, Inc. (the "Company") may from time to time offer in one or more series (i) shares of preferred stock, $.01 par value per share ("Preferred Stock"), of the Company, (ii) shares of Preferred Stock represented by depositary shares (the "Depositary Shares"), (iii) warrants to purchase shares of Preferred Stock (the "Preferred Stock Warrants"), (iv) shares of Common Stock, $.01 par value per share ("Common Stock"), of the Company, or (v) Warrants to purchase shares of Common Stock (the "Common Stock Warrants"), with an aggregate public offering price of up to $100,000,000 (or its equivalent in another currency based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The Preferred Stock, Depositary Shares, Preferred Stock Warrants, Common Stock and Common Stock Warrants (collectively, the "Offered Securities") may be offered, separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement").

    The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, conversion, exchange, voting and other rights, and any initial public offering price; (ii) in the case of Depositary Shares, the fractional share of Preferred Stock represented by each such Depositary Share; (iii) in the case of Preferred Stock Warrants, a description of the Preferred Stock for which each warrant will be exercisable and the duration, offering price, exercise price and detachability; (iv) in the case of Common Stock, any initial public offering price; and (v) in the case of Common Stock Warrants, the duration, offering price, exercise price and detachability. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for federal income tax purposes.

    The applicable Prospectus Supplement will also contain information, where applicable, about certain additional United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

    SEE "RISK FACTORS" BEGINNING AT PAGE 5 OF THIS PROSPECTUS FOR A DESCRIPTION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PURCHASERS OF THE OFFERED SECURITIES.

    The Offered Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of a Prospectus Supplement describing the method and terms of the offering of such Offered Securities.

                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                            ------------------------

               THE DATE OF THIS PROSPECTUS IS FEBRUARY 14, 1997.

    No person has been authorized to give any information or to make any representations in connection with this offering other than those contained or incorporated by reference in this Prospectus or an applicable Prospectus Supplement and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any underwriter, dealer or agent. This Prospectus and any applicable Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus or any Prospectus Supplement nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or thereof.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement as well as periodic reports, proxy statements and other information filed by the Company with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60601 and Seven World Trade Center, Suite 1300, New York, New York 10048.

    The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Securities. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Offered Securities, reference is hereby made to the Registration Statement and such exhibits and schedules, which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission. The Commission maintains a "web site" that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The address of such site is "http://www.sec.gov."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company under the Exchange Act with the Commission are incorporated in this Prospectus by reference and are made a part hereof:

        1. Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended by Form 10-K/A-1 filed May 3, 1996.

        2. Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 (as amended by Form 10-Q/A filed January 30, 1997) and September 30, 1996 (as amended by Form 10-Q/A filed January 30, 1997).

        3. The Company's Current Reports on Form 8-K filed January 11, 1996, February 26, 1996, April 1, 1996, April 29, 1996, June 6, 1996, January 30,
    1997, February 13, 1997, and February 14, 1997 and the Company's Current Report on Form 8-K filed November 1, 1996, as amended by Form 8-K/A filed December 31, 1996 and Form 8-K/A-2 filed January 30, 1997.

    Each document filed by the Company subsequent to the date of this Prospectus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to termination of the offering of all Offered Securities to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and shall be a part hereof from the date of filing of such document. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus (in the case of a statement in a previously-filed document incorporated or deemed to be incorporated by reference herein), in any accompanying Prospectus Supplement relating to a specific offering of Offered Securities or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement. Subject to the foregoing, all information appearing in this Prospectus and each accompanying Prospectus Supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

    Copies of all documents which are incorporated by reference herein and in any applicable Prospectus Supplement (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus and such Prospectus Supplement are delivered, upon written or oral request. Requests should be directed to the Secretary of the Company, 100 East Pratt Street, Nineteenth Floor, Baltimore, Maryland 21202 (telephone number: (410) 234-0782).

                                  THE COMPANY

    The Company is a self-administered and self-managed REIT that develops, owns and operates factory outlet centers in the United States. Based upon industry publications, the Company believes it is one of the largest owners and operators of factory outlet centers in the United States. As of December 31, 1996, the Company's portfolio included 21 factory outlet centers in 16 states with 5.8 million square feet of gross leasable area ("GLA") that was 91% leased. As a fully-integrated real estate firm, the Company provides development, construction, finance, leasing, marketing and management services for all of its properties (the "Properties"). The Properties are held in partnerships (the "Property Partnerships") that are controlled by, and all of the Company's business and operations are conducted through, Prime Retail, L.P. (the "Operating Partnership"). The Company controls the Operating Partnership as its sole general partner and is dependent upon the distributions or other payments from the Operating Partnership in order to meet its financial obligations.

    As of December 31, 1996, the Company held all of the Senior Preferred Units (the "Senior Preferred Units") and Convertible Preferred Units (the "Convertible Preferred Units") of partnership interests in the Operating Partnership. In addition, the Company owned 61.2% of the Common Units of partnership interest in the Operating Partnership (the "Common Units"). The balance of the Common Units were held by the limited partners of the Operating Partnership (the "Limited Partners").

    Each Senior Preferred Unit and Convertible Preferred Unit (collectively, the "Preferred Units") entitles the Company to receive distributions from the Operating Partnership in an amount equal to the dividend declared or paid in respect of a share of the Company's Series A Senior Preferred Stock, $.01 par value per share (the "Senior Preferred Stock") and Series B Cumulative Participating Convertible Preferred Stock, $.01 par value per share ("Convertible Preferred Stock"), respectively, prior to the payment by the Operating Partnership of distributions in respect of Common Units. Pursuant to the partnership agreement governing the Operating Partnership (the "Operating Partnership Agreement"), the Operating Partnership must pay a preferential distribution (the "Preferential Distribution") of $0.295 in each quarter (plus any Preferential Distribution that is unpaid in any previous quarter) for each Common Unit held by the Company (the amount of such units is equal to the number of outstanding shares of Common Stock and totaled 13,404,651 as of December 31,
1996) before any distributions may be paid in respect of the Common Units held by the Limited Partners of the Operating Partnership (which totaled 8,505,472 as of December 31, 1996). The Operating Partnership Agreement provides that any quarterly distributions made by the Operating Partnership in excess of the Preferential Distribution must first be allocated pro rata among the Common Units held by the Limited Partners up to $0.295 for each such Common Unit and then be allocated pro rata among all of the Common Units. The Operating Partnership Agreement further provides that the Preferential Distribution will terminate only after the Operating Partnership has paid quarterly distributions of at least $0.295 in respect of all of the Common Units during four successive quarters without distributing more than 90% of its Funds from Operations ("FFO") (calculated in the manner discussed below) in respect of the Convertible Preferred Units and Common Units after payment in full of the distributions for the Senior Preferred Units in any such quarter. Once the Preferential Distribution is terminated, distributions with respect to the Common Units will be allocated pro rata among all of the holders thereof.

    In March 1995, the National Association of Real Estate Investment Trusts ("NAREIT") established guidelines clarifying the definition of FFO (as so modified, the "New Definition"). The Company reports FFO both under the old definition employed by NAREIT (the "Old Definition") and the New Definition. The primary difference between the Old Definition and the New Definition is that under the New Definition amortization of capitalized debt costs and depreciation of non-real estate assets are not added back to net income as determined under generally accepted accounting principles ("GAAP"). For purposes of the Operating Partnership Agreement and determining whether the Preferential Distribution has been terminated, FFO is calculated using the Old Definition and is defined as net income (loss) (determined in accordance with GAAP) excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization after adjustments for unconsolidated partnerships and joint ventures.

    Subject to certain conditions, each Common Unit held by a Limited Partner may be exchanged for one share of Common Stock (subject to adjustment) or, at the option of the Company, cash equal to the fair market value of a share of Common Stock at the time of exchange. Pursuant to the Operating Partnership Agreement, 7,951,675, or approximately 93% of the Common Units held by the Limited Partners, are prohibited from being exchanged into Common Stock (or cash) until the later of March 22, 1997 or the termination of the Preferential Distribution without the consent of the Company and Friedman, Billings, Ramsey & Co., Inc., the underwriter engaged in the Company's initial public offering.

    The Company is a Maryland corporation that was incorporated in July 1993. The Company's executive offices are located at 100 East Pratt Street, Nineteenth Floor, Baltimore, Maryland 21202 and its telephone number is (410) 234-0782.

                                  RISK FACTORS

    Prospective investors should carefully consider, among other factors, the matters described below.

CONTROL BY DIRECTORS AND EXECUTIVE OFFICERS

    As of December 31, 1996, the Prime Group, Inc. ("PGI") owned Common Units representing a 35.4% common equity interest in the Operating Partnership. Because of PGI's ownership interest in the Operating Partnership and the fact that Michael W. Reschke, Chairman of the Board and Director, and Glenn D. Reschke, Executive Vice President, are owners of PGI, PGI may be in a position to exercise significant influence over the affairs of the Company. PGI owns substantial interests in income producing properties unrelated to the Properties. Under the terms of his employment agreement with the Company, Michael W. Reschke is permitted to devote a considerable portion of his time to the management of such interests.

RISKS RELATED TO THE BRIEF HISTORY OF THE OUTLET CENTER INDUSTRY, THE
  COMPETITION WITHIN THE INDUSTRY AND THE COMPANY'S LIMITED OPERATING HISTORY AND RAPID GROWTH

    THE RELATIVELY SHORT HISTORY OF THE OUTLET CENTER INDUSTRY. The outlet center business is a relatively young and growing segment of the retailing industry. There can be no assurance that this segment of the retail industry will continue to grow in the future. Further, as this segment of the retailing industry grows or matures, there can be no assurance that the advantages offered by this business to consumers and manufacturers will continue. Growth in this segment also may be limited by certain intrinsic characteristics of the outlet market. The outlet center business depends, in part, on the pricing differential between goods sold in the factory outlet centers and similar or identical goods sold in traditional department stores or retail establishments. While this pricing differential results in part because of lower operating costs resulting from the elimination of distribution channels and the reduced rent and overhead at factory outlet centers, there can be no assurance that traditional retailers will not compete aggressively to regain sales nor can there be any assurance that the outlet center business will not be adversely affected by other changes in the distribution and sale of retail goods.

    COMPETITION FROM OTHER FACTORY OUTLET CENTERS. There are numerous developers and real estate companies that are engaged in the development or ownership of factory outlet centers and compete with the Company in seeking merchants for factory outlet centers. This results in competition for prime locations and for merchants who operate outlet center stores, particularly for those manufacturers featuring quality and designer brand name merchandise with proven customer drawing power.

    Because several of the Company's factory outlet centers are located in relatively undeveloped areas, there are often other potential sites near the Company's factory outlet centers that may be developed into factory outlet centers by competitors. As of December 31, 1996, five projects in the Company's portfolio, Gulf Coast Factory Shops (Ellenton, Florida), Magnolia Bluff Factory Shops (Darien, Georgia), Ohio Factory Shops (Jeffersonville,
Ohio), Oxnard Factory Outlet (Oxnard, California), and San Marcos Factory Shops (San Marcos, Texas), were located within twelve miles of competing factory outlet centers and thus are subject to existing competition. The development of an outlet center with a more convenient location or lower rents may attract the Company's merchants or cause them to seek more favorable lease terms at or prior to renewal of their leases and, accordingly, may affect adversely the business, revenues and/or sales volume of the Company's factory outlet centers.

    COMPETITION FROM TRADITIONAL FULL PRICE RETAILERS AND OTHERS. Most of the merchandise produced by manufacturers is sold through traditional full price retail channels, such as large department stores and other mass merchandisers. Manufacturers generally do not wish to jeopardize retail relationships by locating their outlet stores in locations that directly compete with traditional retailers. As a result, the Company's factory outlet centers are typically constructed at least 20 miles from the nearest regional mall. These locations are generally less attractive to consumers because they tend to require more travel time. A reduction of pricing discounts by manufacturers, increased competition by traditional retailers or a perception by consumers that such pricing differentials are not significant would reduce the competitive advantage offered by outlet stores to consumers and, consequently, adversely affect the business, revenues and/or sales volume of the Company's factory outlet centers. There can be no assurance that the factory outlet center business will not be adversely affected by other changes in the distribution and sale of retail goods, such as discount shopping clubs, "off-price" retailers, direct mail and telemarketing.

    LIMITED OPERATING HISTORY AND RAPID GROWTH. Since the Company opened its first factory outlet center in 1989, its outlet center portfolio has increased to approximately 5.8 million square feet of GLA as of December 31, 1996. The Company expects to continue to experience growth through the development of new factory outlet centers, the expansion of existing factory outlet centers and the selective acquisition of factory outlet centers. The risk that the Company may be unable to control and manage its growth effectively could have a material adverse effect on the Company. There can be no assurance that any of the Company's current development or expansion activities will ultimately result in profitable operations or that the Company will be able to continue to achieve its growth objectives.

    RISKS ASSOCIATED WITH THE RETAIL INDUSTRY. The factory outlet center market is a component of the retail industry. The retail industry is subject to external factors such as inflation, consumer confidence, unemployment rates and consumer tastes and preferences. In the event that the retail industry experiences down cycles, manufacturers and merchants of retail merchandise may experience economic difficulties and/or may be less likely to renew existing leases at factory outlet centers or to expand distribution channels into new factory outlet centers.

RISKS OF DEVELOPMENT ACTIVITIES

    The Company intends to continue to pursue development activities as opportunities arise. The Company will incur risks in connection with such development activities in addition to those applicable to the ownership and operation of the Properties. These risks include the risks that development opportunities explored by the Company may be abandoned or delayed, that construction costs of a project may exceed original estimates, that occupancy rates and rents at a completed project will not be sufficient to make the project profitable, and that the Company may be unable to obtain any required governmental approvals or permits. The occurrence of any of the foregoing may adversely affect the ability of the Company to pay expected distributions or dividends to stockholders.

NO LIMITATION IN ORGANIZATIONAL DOCUMENTS ON INCURRENCE OF DEBT

    Following the Company's initial public offering in 1994 (the "Initial Public Offering"), the Company established a policy of not incurring debt that would result in a debt to total market capitalization of more than 50%. In 1995, the Company modified this policy to increase such limit to 60%. Such increase responded primarily to the substantial decline in the market prices of the Company's publicly traded equity securities and the significant increase in the Company's total debt related to its property development activities. There can be no assurance, however, that this policy will not be further modified to enable the Company to become more highly leveraged. Moreover, the organizational documents of the Company do not contain any limitation on the amount of indebtedness the Company might incur. If the Company were to become more highly leveraged, the resulting increase in the Company's debt service obligations could adversely affect the Company's available cash flow and ability to make expected distributions to stockholders and increase the risk of default on the Company's obligations.

POSSIBLE ADVERSE EFFECTS ON STOCK PRICE ARISING FROM SHARES AVAILABLE FOR FUTURE
  SALE

    No prediction can be made as to the effect, if any, of further sales of shares, or the possibility of such sales, on the market price of the Common Stock. In connection with the Company's Initial Public Offering, approximately
8.5 million Common Units were issued to Limited Partners. Pursuant to the Operating Partnership Agreement, those Common Units are prohibited from being exchanged for Common Stock (or cash, at the company's option) without the consent of the Company or Friedman, Billings, Ramsey & Co., Inc. until the later of (i) March 22, 1997 or (ii) the termination of the Preferential Distribution (the "Effective Date"). For a discussion of the Preferential Distribution, see "The Company." In addition, the Company has granted the Limited Partners certain "demand" and "piggyback" registration rights with respect to their respective shares of Common Stock which become effective on the Effective Date. Upon the Effective Date, any shares of Common Stock obtained upon exchange of such Common Units may be sold in the public market pursuant to registration rights that have been granted by the Company or available exemptions from registration.

POSSIBLE LIABILITY RELATING TO ENVIRONMENTAL MATTERS

    Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may become liable for the costs of removal or remediation of certain hazardous substances released on or under its property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. The presence of environmentally hazardous substances, or the failure to properly remediate such substances when released, may adversely affect the owner's ability to sell such real estate or to borrow using such real estate as collateral. The Company has not been notified by any governmental authority of any non-compliance, liability or other claim in connection with any of the Properties, and the Company is not aware of any other environmental condition with respect to any of the Properties that could materially adversely affect the Company's financial condition or results of operations. Moreover, such laws are subject to change and any such change may result in significant unanticipated expenditures, which could adversely affect the Company's ability to pay dividends to stockholders.

GENERAL REAL ESTATE INVESTMENT RISKS

    GENERAL. Investments in the Company will be subject to the risks incident to the ownership and operation of commercial retail real estate. These include the risks normally associated with changes in national economic or local market conditions, competition for merchants from other retail properties, including other factory outlet centers, changes in market rental rates, and the need to periodically renovate, repair and relet space and to pay the costs thereof.

    Equity real estate investments are relatively illiquid compared to most financial assets and, therefore, tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions. Substantially all of the Properties are factory outlet centers. In addition, certain significant expenditures associated with each equity investment (such as debt service, real estate taxes and operating and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment. If any of the Company's factory outlet centers fails to succeed, either because the concept of the factory outlet center has lost favor or because of poor results at an individual center, the ability of the Company to convert the center to an attractive alternative use or to sell the center to recoup the Company's investment may be limited. Should such an event occur, the Company's income and available cash flow would be adversely affected.

    BANKRUPTCY OF MERCHANTS. Because rental income is a principal source of operating revenue for the Company, the Company's financial condition and results of operations would be adversely affected if a significant number of the Company's merchants were unable to meet their lease obligations and if, following such defaults, the Company was unable to relet the space to new merchants on economically favorable terms. Moreover, the bankruptcy or insolvency of a single major merchant may have an adverse effect on the income produced by certain Properties. In the event of default by a lessee, the Company may experience delays in enforcing its rights as landlord and may incur substantial costs in protecting its investment and reletting such space in the Properties.

    RENEWAL OF LEASES AND RELETTING OF SPACE. The Company is subject to the risks that, upon expiration of leases for space located in the Properties, the leases may not be renewed, the space may not be relet or the terms of renewal or reletting (including the cost of required renovations or concessions to merchants) may be less favorable than current lease terms. In general, the leases relating to the Company's factory outlet centers have a term of five to seven years with an option to renew for a period equal to the length of the initial term. Because substantially all of the Company's factory outlet centers were constructed during the past five years, the Company does not have an extensive history of lease renewals with respect to its current portfolio of leases. If the Company is unable to promptly relet or renew its leases for all or a substantial portion of the space currently leased, or if the rental rates upon such renewal or reletting are significantly lower than expected rates, or if the Company's reserves for renovations and concessions prove to be inadequate, then the Company's cash flow and, consequently, the Company's ability to pay distributions to stockholders may be adversely affected.

    DEBT FINANCING. The Company is subject to the risks associated with debt financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest, the risk that the Company will not be able to refinance existing indebtedness on the Properties or that the terms of such refinancing will not be as favorable to the Company as the terms of existing indebtedness and the risk that necessary capital expenditures for purposes such as renovations and reletting space will not be able to be financed on favorable terms. If a Property is mortgaged to secure payment of indebtedness and the Company is unable to meet mortgage payments, the Property could be transferred to the mortgagee with a consequent loss of income and asset value to the Company.

    UNINSURED LOSS. The Company carries comprehensive liability, fire, flood, extended coverage and rental loss insurance with respect to the Properties with policy specifications and insured limits customarily carried for similar properties. There are, however, certain types of losses (such as from wars or, in certain locations, earthquakes) that may be either uninsurable or not economically viable. Should an uninsured loss occur, the Company could lose its capital investment and/or the anticipated profits and cash flow from one or more Properties.

ADVERSE IMPACT OF THE FAILURE TO CONTINUE TO QUALIFY AS A REIT

    The Company believes it qualifies and intends to continue to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). A REIT generally is not subject to federal income tax at the corporate level on income which it currently distributes to its stockholders so long as it distributes currently to its stockholders at least 95% of its taxable income (excluding any net capital gain) each year.

    No assurance can be given that the Company will remain qualified as a REIT. Qualification as a REIT involves the satisfaction of numerous requirements (in certain instances, on an annual and quarterly basis) set forth in highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations, and may be affected by various factual matters and circumstances not entirely within the Company's control. In the case of a REIT such as the Company that holds its assets in partnership form, the complexity of these Code provisions and of the applicable Treasury Regulations that have been promulgated thereunder is even greater. Further, no assurance can be given that future legislation, new Treasury Regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification.

    If the Company were to fail to maintain qualification as a REIT in any taxable year, the Company would not be allowed a deduction in computing its taxable income for amounts distributed to its stockholders, and thus would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates. Moreover, unless entitled to relief under certain statutory provisions, the Company also would be ineligible for qualification as a REIT for the four taxable years following the year during which qualification was lost. Such disqualification would reduce the net earnings of the Company available for investment or distribution to stockholders due to the additional tax liability of the Company for the years involved.

EFFECT OF REIT DISTRIBUTION REQUIREMENTS

    To maintain its status as a REIT for federal income tax purposes, the Company generally will be required each year to distribute to its stockholders at least 95% of its taxable income (excluding any net capital gain). In addition, the Company will be subject to federal income tax to the extent it distributes less than 100% of its taxable income, including any net capital gain, and to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of 85% of its ordinary income plus 95% of its capital gain net income plus 100% of its undistributed income from prior taxable years.

    The Company intends to continue to pay distributions and dividends to its stockholders to comply with the 95% distribution requirement of the Code and to avoid the nondeductible excise tax described above. The Company anticipates that cash flow from operations, including its share of distributions from the Operating Partnership, will be sufficient to enable it to pay its operating expenses and meet the distribution requirements of a REIT, but no assurance can be given that this will be the case. The Company may be required from time to time, under certain circumstances, to accrue as income for tax purposes rent or interest earned but not yet received. In such event, or upon the repayment of principal indebtedness, the Company could have taxable income without sufficient cash to enable the Company to meet the REIT distribution requirements. Accordingly, the Company could be required to borrow funds or liquidate investments on adverse terms in order to comply with such requirements.

OWNERSHIP LIMIT NECESSARY TO MAINTAIN REIT QUALIFICATION

    For the Company to maintain its qualification as a REIT, not more than 50% in value of the Company's outstanding capital stock may be owned, directly or constructively under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Code to include certain tax-exempt entities, other than, in general, qualified domestic pension funds) at any time during the last half of any taxable year of the Company other than the first taxable year for which the election to be taxed as a REIT has been made (the "five or fewer" requirement). The Amended and Restated Articles of Incorporation of the Company (the "Charter") contains certain restrictions on the ownership and transfer of the Company's capital stock, described below, which are intended to prevent concentration of stock ownership. These restrictions, however, do not ensure that the Company will be able to satisfy the "five or fewer" requirement primarily, though not exclusively, as a result of fluctuations in values among the different classes of the Company's capital stock. If the Company fails to satisfy the "five or fewer" requirement, the Company's status as a REIT will terminate, and the Company will not be able to prevent such termination.

    If the Company were to fail to qualify as a REIT in any taxable year, the Company would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, and would not be allowed a deduction in computing its taxable income for amounts distributed to its stockholders. Moreover, unless entitled to relief under certain statutory provisions, the Company also would be ineligible for qualification as a REIT for the four taxable years following the year during which qualification was lost. Such disqualification would reduce the net earnings of the Company available for investment or distribution to its stockholders due to the additional tax liability of the Company for the years involved.

    The Charter currently prohibits ownership, either directly or under the applicable attribution rules of the Code, of more than 9.9% of the outstanding shares of Common Stock or the acquisition or beneficial ownership of shares of Convertible Preferred Stock by a holder if, as a result of such acquisition or beneficial ownership, such holder (i) acquires or beneficially owns shares of capital stock (including all classes) of the Company in excess of 9.9% of the value of the Company's outstanding capital stock or (ii) would beneficially own more than 9.9% of the outstanding shares of Common Stock assuming the conversion of all the outstanding shares of Convertible Preferred Stock but not the exchange of any then outstanding Common Units.

    The board of directors of the Company (the "Board of Directors" or the "Board") may, subject to the receipt of certain representations as required by the Charter and a ruling from the Internal Revenue Service (the "IRS") or an opinion of counsel satisfactory to it, waive the ownership restrictions with respect to a holder if such waiver will not jeopardize the Company's status as a REIT. Any attempted transfer of shares to a person who, as a result of such transfer, would violate the ownership limitations set forth in the Charter will be deemed void and the shares purportedly transferred would be converted into shares of a separate class of capital stock with no voting rights and no rights to distributions. In addition, ownership, either directly or under the applicable attribution rules of the Code, of the capital stock in excess of the ownership limitations set forth in the Charter generally will result in the conversion of those shares into shares of a separate class of capital stock with no voting rights and no rights to distributions.

    Limiting the ownership of more than 9.9% of the outstanding shares of Common Stock, the acquisition or beneficial ownership of shares of Convertible Preferred Stock in excess of the Convertible Preferred Stock Ownership Limit, and the ownership of more than 10.0% of the outstanding shares of Senior Preferred Stock by certain stockholders may (i) discourage a change of control of the Company, (ii) deter tender offers for such stock, which offers may be attractive to the Company's stockholders, or (iii) limit the opportunity for stockholders to receive a premium for their stock that might otherwise exist if an investor attempted to assemble a block of stock in excess of 9.9% of the outstanding shares of Common Stock, the Convertible Preferred Stock Ownership Limit, and 10.0% of the outstanding shares of Senior Preferred Stock or to effect a change of control of the Company.

                                USE OF PROCEEDS

    The Company is required by the terms of the Operating Partnership Agreement to invest the net proceeds of any sale of any Offered Securities in exchange for Preferred Units or Common Units with preferences and rights corresponding to such Offered Securities. Unless otherwise specified in the applicable Prospectus Supplement, the Operating Partnership intends to use the net proceeds received from the Company in connection with the sale of Offered Securities for general corporate purposes, including the development or acquisition of additional properties, the expansion and improvement of certain Properties, and the repayment of certain indebtedness outstanding at such time. Further details relating to the use of the net proceeds will be set forth in the applicable Prospectus Supplement.

                        EXCESS OF COMBINED FIXED CHARGES
                  AND PREFERRED STOCK DIVIDENDS OVER EARNINGS

    The following table sets forth the excess of fixed charges and preferred stock dividends over earnings for the Company and Prime Retail Properties, the predecessor to the Company (the "Predecessor"), for the periods indicated (in thousands).

                                                                  THE PREDECESSOR (1)
                               THE COMPANY           ---------------------------------------------
     NINE MONTHS       ----------------------------  PERIOD JAN.
 ENDED SEPTEMBER 30,   YEAR ENDED   PERIOD MARCH 22       1            YEAR ENDED DECEMBER 31,
---------------------   DEC. 31,      TO DEC. 31,    TO MARCH 21,  -------------------------------
   1996       1995        1995           1994            1994        1993       1992       1991
----------  ---------  -----------  ---------------  ------------  ---------  ---------  ---------
$  (10,164) $  (8,881)  $ (11,312)     $  (8,185)     $   (2,366)  $  (4,423) $  (7,500) $  (7,328)

------------------------

(1) Reflects results of operations of eleven predecessor partnerships, the 40% interest in predecessor partnerships that previously owned two of the Properties and the management and development operations acquired by the Company in connection with its initial public offering in March 1994.

    For purposes of the foregoing computations, earnings consist of income
(loss) before minority interests less income from unconsolidated investment partnerships, plus fixed charges (excluding capitalized interest). Combined fixed charges and preferred stock dividends consist of interest costs whether expensed or capitalized and amortization of debt issuance costs and preferred stock dividends or distributions.

                 GENERAL DESCRIPTION OF THE OFFERED SECURITIES

    The Company may offer under this Prospectus Preferred Stock, Depositary Shares, Preferred Stock Warrants, Common Stock, Common Stock Warrants or any combination of the foregoing, either individually or as units consisting of two or more Offered Securities. The aggregate offering price of Offered Securities offered by the Company will not exceed $100,000,000. If Offered Securities are offered as units, the terms of the units will be set forth in a Prospectus Supplement.

                         DESCRIPTION OF PREFERRED STOCK

    As of December 31, 1996, the Company had issued and outstanding 2,300,000 shares of Preferred Stock designated as 10.5% Series A Senior Cumulative Preferred Stock (the "Senior Preferred Stock") and 2,806,000 shares of Preferred Stock designated as 8.5% Series B Cumulative Participating Convertible Preferred Stock (the "Convertible Preferred Stock"). The Board has the authority to issue 15,000,000 additional shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof.

    Subject to the preferential rights of any series of Preferred Stock ranking senior as to dividends to the Senior Preferred Stock and to the provisions of the Company's Charter regarding Excess Stock (as defined therein), holders of shares of the Senior Preferred Stock are entitled to receive, when and as declared by the Board, out of funds legally available for the payment of dividends, cumulative preferential cash dividends in an amount per share of Senior Preferred Stock equal to $2.625 per annum. In the event of any liquidation, dissolution or winding up of the Company, subject to the prior rights of any series of capital stock ranking senior to the Senior Preferred Stock, the holders of shares of Senior Preferred Stock will be entitled to be paid out of the assets of the Company legally available for distribution to its stockholders a liquidation preference equal to the sum of $25.00 per share plus an amount equal to any accrued and unpaid dividends thereon (whether or not earned or declared) to the date of payment. On and after March 31, 1999, the Senior Preferred Stock may be redeemed for cash at the option of the Company, in whole or in part, initially at a redemption price of $26.75 per share and thereafter at prices declining ratably to $25.00 per share on and after March 31, 2004, plus in each case accrued and unpaid dividends, if any, to the redemption date. The Senior Preferred Stock has no stated maturity and will not be entitled to the benefit of any sinking fund. Holders of the Senior Preferred Stock do not have any voting rights, except (i) whenever dividends on any shares of the Senior Preferred Stock have been in arrears for six or more consecutive quarterly periods, the holders of such shares of Senior Preferred Stock will be entitled to vote for the election of two additional directors of the Company;
(ii) so long as any shares of the Senior Preferred Stock remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least a majority of the shares of the Senior Preferred Stock outstanding at the time, authorize or create or increase the authorized or issued amount of, any class or series of capital stock ranking senior to or on a parity with the Senior Preferred Stock with respect to dividend and liquidation, dissolution and winding up rights; or (iii) as otherwise from time to time required by law. In addition, so long as any shares of the Senior Preferred Stock remain outstanding, the Company will not terminate the Company's status as a REIT without the affirmative vote or consent of the holders of at least a majority of the shares of Senior Preferred Stock, Convertible Preferred Stock and Common Stock outstanding at the time, voting together as a single class, given in person or by proxy, either in writing or at a meeting. Subject to certain exceptions specified in the Charter, no holder may own, either directly or constructively under the applicable attribution rules of the Code, more than 10.0% of the outstanding shares of Senior Preferred Stock, and no holder that owns an interest in any tenant under any lease of real property owned, in whole or in part, directly or indirectly by the Company, which exceeds, in the case of a tenant that is a corporation, 9.9% of the total voting stock of such tenant or 9.9% of the total number of shares of all classes of stock of such tenant, or in the case of a tenant that is not a corporation, a 9.9% interest in the assets or net profits of such tenant, may own, directly or constructively under the applicable attribution rules of the Code, more than 9.9% of the outstanding shares of Senior Preferred Stock. See "Description of Common Stock-- Restrictions on Ownership and Transfer."

    Subject to the preferential rights of the Senior Preferred Stock and any other series of Preferred Stock ranking senior as to dividends to the Convertible Preferred Stock and to the provisions of the Charter regarding Excess Stock, holders of shares of the Convertible Preferred Stock are entitled to receive, when and as declared by the Board, out of funds legally available for the payment of distributions and dividends, cumulative preferential cash dividends in an amount per share of Convertible Preferred Stock equal to the greater of (i) $2.125 per annum or (ii) the distributions and dividends on number of shares of Common Stock (or fraction thereof) into which a share of Convertible Preferred Stock will be convertible on or after March 31, 1997. Shares of Convertible Preferred Stock currently outstanding are quoted in the Nasdaq National Market under the trading symbol "PRMEP". In the event of any liquidation, dissolution or winding up of the Company, subject to the prior rights of any series of capital stock ranking senior to the Convertible Preferred Stock, the holders of shares of Convertible Preferred Stock will be entitled to be paid out of the assets of the Company legally available for distribution to its stockholders a liquidation preference equal to the sum of $25.00 per share plus an amount equal to any accrued and unpaid dividends thereon (whether or not earned or declared) to the date of payment. On and after March 31, 1999, the Convertible Preferred Stock may be redeemed for cash at the option of the Company, in whole or in part, initially at a redemption price of $27.125 per share and thereafter at prices declining ratably to $25.00 per share on and after March 31, 2004, plus in each case accrued and unpaid dividends, if any, to the redemption date. The Convertible Preferred Stock has no stated maturity and will not be entitled to the benefit of any sinking fund. Holders of the Convertible Preferred Stock do not have any voting rights, except (i) whenever dividends on any shares of the Convertible Preferred Stock have been in arrears for six or more consecutive quarterly periods, the holders of such shares of Convertible Preferred Stock will be entitled to vote for the election of two additional directors of the Company; (ii) so long as any shares of the Convertible Preferred Stock remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least a majority of shares of the Convertible Preferred Stock outstanding at the time, authorize or create or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the Convertible Preferred Stock with respect to dividend and liquidation, dissolution and winding up rights; or (iii) as otherwise from time to time required by law. In addition, so long as any shares of the Convertible Preferred Stock remain outstanding, the Company will not terminate the Company's status as a REIT without the affirmative vote or consent of the holders of at least a majority of the shares of Senior Preferred Stock, Convertible Preferred Stock and Common Stock outstanding at the time, voting together as a single class, given in person or by proxy, either in writing or at a meeting. Subject to certain exceptions, holders of the Convertible Preferred Stock have the right, as provided in the Charter, exercisable on or after March 31, 1997, except in the case of Convertible Preferred Stock called for redemption, to convert all or any of the Convertible Preferred Stock into shares of Common Stock at the conversion price of $20.90 per share of Common Stock, subject to adjustment upon the occurrence of certain events. The number of shares of Common Stock or other assets issuable upon conversion and the conversion price are subject to adjustment upon the occurrence of the certain events. Subject to certain exceptions specified in the Charter, no holder may acquire, either directly or constructively under the applicable attribution rules of the Code, or beneficially own shares of Convertible Preferred Stock if, as a result of such acquisition or beneficial ownership, such holder (i) beneficially owns shares of capital stock (including all classes) of the Company in excess of 9.9% of the value of the Company's outstanding capital stock or
(ii) would beneficially own more than 9.9% of the outstanding shares of Common Stock assuming the conversion of all the outstanding shares of Convertible Preferred Stock but not the exchange of any then outstanding Common Units. See "Description of Common Stock--Restrictions on Ownership and Transfer."

    The preceding summary of the terms of the Senior Preferred Stock and the Convertible Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of the Charter.

    The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company's Charter and Bylaws (the "Bylaws") and any applicable amendment to the Charter designating terms of a series of Preferred Stock (a "Designating Amendment").

GENERAL

    Subject to the limitations prescribed by Maryland law and the Charter, the Board is authorized to fix the number of shares constituting each series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board or duly authorized committee thereof. The Preferred Stock will, when issued, be fully paid and nonassessable by the Company.

    The Prospectus Supplement relating to any Preferred Stock offered thereby will contain the specific terms thereof, including, without limitation:

        (1) The title and stated value of such Preferred Stock;

        (2) The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

        (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

        (4) The date from which dividends on such Preferred Stock shall accumulate, if applicable;

        (5) The procedures for any auction and remarketing, if any, for such Preferred Stock;

        (6) The provision for a sinking fund, if any, for such Preferred Stock;

        (7) The provision for redemption, if applicable, of such Preferred
    Stock;

        (8) Any listing of such Preferred Stock on any securities exchange;

        (9) The terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock of the Company, including the conversion price (or manner of calculation thereof) and conversion period;

        (10) Whether interests in such Preferred Stock will be represented by Depositary Shares;

        (11) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock;

        (12) A discussion of certain material federal income tax considerations applicable to such Preferred Stock;

        (13) The relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

        (14) Any limitation on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

        (15) Any limitations on direct or beneficial ownership and restrictions on transfer of such Preferred Stock, in each case as may be appropriate to preserve the status of the Company as a REIT.

RANK

    Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock and any Excess Stock of such class, and to all equity securities of the Company other than those referred to in clauses (ii) and (iii) below; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock with respect to dividend rights and/or rights upon liquidation, dissolution or winding up of the Company, as the case may be; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock with respect to dividend rights and/or rights upon liquidation, dissolution or winding up of the Company, as the case may be. The term "equity securities" does not include convertible debt securities.

DIVIDENDS

    Holders of the Preferred Stock of each series will be entitled to receive cash dividends, when, as and if declared by the Board, out of funds legally available for the payment of, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the stock transfer books of the Company on such record dates as shall be fixed by the Board.

    Dividends on any series of the Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are non-cumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

    Unless otherwise specified in the Prospectus Supplement, if any shares of Preferred Stock of any series are outstanding, no full dividends will be declared or paid or set apart for payment on any capital stock of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then current dividend period or
(ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Preferred Stock of such series and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Stock of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

    Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends (other than in shares of Common Stock or other equity securities of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation, dissolution or winding up of the Company) shall be declared or paid or set aside for payment or other distribution or shall be declared or made upon the Common Stock, Excess Stock or any other equity securities of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, dissolution or winding up of the Company, nor shall any shares of Common Stock, or any other capital shares of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, dissolution or winding up of the Company nor shall any Common Stock, Excess Stock or any other equity securities of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, dissolution or winding up of the Company, be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other equity securities of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation, dissolution or winding up of the Company).

    If, for any taxable year, the Company elects to designate as "capital gains dividends" (as defined in Section 857 of the Code) any portion (the "Capital Gains Amount") of the dividends (within the meaning of the Code) paid or made available for the year to holders of all classes of shares of beneficial interest (the "Total Dividends"), then the portion of the Capital Gains Amount that will be allocable to the holders of shares of Preferred Stock will be the Capital Gains Amount multiplied by a fraction, the numerator of which shall be the total dividends (within the meaning of the Code) paid or made available to the holders of shares of Preferred Stock for the year and the denominator of which shall be the Total Dividends.

REDEMPTION

    If so provided in the applicable Prospectus Supplement, the Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

    The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of equity securities of the Company, the terms of such Preferred Stock may provide that, if no such equity securities shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into the applicable equity securities of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

    Notwithstanding the foregoing, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all shares of any series of Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof irrevocably set apart for payment for all past dividend periods and the then current dividend period, and
(ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of any series of Preferred Stock shall be redeemed unless all outstanding Preferred Stock of such series is simultaneously redeemed; PROVIDED, HOWEVER, that the foregoing shall not prevent the purchase or acquisition of shares of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series. In addition, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all outstanding shares of any series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, the Company shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for equity securities of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation, dissolution or winding up of the Company; PROVIDED, HOWEVER, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series.

    If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by the Company.

    Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Stock of any series to be redeemed at the address shown on the share transfer books of the Company. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder. If notice of redemption of any Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Stock, such Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

    Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Stock, Excess Stock or any other class or series of equity securities of the Company ranking junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Stock and the corresponding amounts payable on all shares of other classes or series of equity securities of the Company ranking on a parity with the Preferred Stock in the distribution of assets upon liquidation, dissolution or winding up of the Company, then the holders of the Preferred Stock and all other such classes or series of equity securities shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

    If liquidating distributions shall have been made in full to all holders of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of equity securities ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

    Holders of the Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

    Whenever dividends on any shares of Preferred Stock shall be in arrears for six or more consecutive quarterly periods, the holders of such shares of Preferred Stock (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Company at a special meeting called by the holders of record of at least ten percent (10%) of any series of Preferred Stock so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders) or at the next annual meeting of stockholders, and at each subsequent meeting until (i) if such series of Preferred Stock has a cumulative dividend, all dividends accumulated on such shares of Preferred Stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment or (ii) if such series of Preferred Stock does not have a cumulative dividend, four consecutive quarterly dividends shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, the entire Board will be increased by two directors.

    Unless provided otherwise for any series of Preferred Stock, so long as any shares of Preferred Stock remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of each series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of equity securities ranking senior to such series of Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized securities of the Company into any such equity securities, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such equity securities; or (ii) amend, alter or repeal the provisions of the Company's Charter or the Designating Amendment for such series of Preferred Stock, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; PROVIDED, HOWEVER, with respect to the occurrence of any of the Events set forth in (ii) above, so long as the Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event, the Company may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Preferred Stock and provided further that (x) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (y) any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

    The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been irrevocably deposited in trust to effect such redemption.

CONVERSION RIGHTS

    The terms and conditions, if any, upon which any series of Preferred Stock is convertible into shares of Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the shares of Preferred Stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Stock.

RESTRICTION ON OWNERSHIP

    As discussed below under "Description of Common Stock--Restrictions on Ownership and Transfer" and elsewhere herein, for the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Company may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of the Company's outstanding equity securities, including any Preferred Stock of the Company. Therefore, the Designating Amendment for each series of Preferred Stock may contain certain provisions restricting the ownership and transfer of the Preferred Stock. The applicable Prospectus Supplement will specify any additional ownership limitation relating to a series of Preferred Stock.

REGISTRAR AND TRANSFER AGENT

    The Registrar and Transfer Agent for the Preferred Stock will be set forth in the applicable Prospectus Supplement.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

    The Company may issue receipts ("Depositary Receipts") for Depositary Shares, each of which will represent a fractional interest of a share of a particular series of Preferred Stock, as specified in the applicable Prospectus Supplement. Shares of Preferred Stock of each series represented by Depositary Shares will be deposited under a separate deposit agreement (each, a "Deposit Agreement") among the Company, the depositary named therein (a "Preferred Stock Depositary") and the holders from time to time of the Depositary Receipts. Subject to the terms of the applicable Deposit Agreement, each owner of a Depositary Receipt will be entitled, in proportion to the fractional interest of a share of a particular series of Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipt, to all the rights and preferences of the Preferred Stock represented by such Depositary Shares (including dividend, voting, conversion, redemption and liquidation rights).

    The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Stock by the Company to a Preferred Stock Depositary, the Company will cause such Preferred Stock Depositary to issue, on behalf of the Company, the Depositary Receipts. Copies of the applicable form of Deposit Agreement and Depositary Receipt may be obtained from the Company upon request, and the statements made hereunder relating to Deposit Agreements and the Depositary Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the applicable Deposit Agreement and related Depositary Receipts.

DIVIDENDS AND OTHER DISTRIBUTIONS

    A Preferred Stock Depositary will be required to distribute all cash dividends or other cash distributions received in respect of the applicable Preferred Stock to the record holders of Depositary Receipts evidencing the related Depositary Shares in proportion to the number of such Depositary Receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Preferred Stock Depositary.

    In the event of a distribution other than in cash, a Preferred Stock Depositary will be required to distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Preferred Stock Depositary, unless such Preferred Stock Depositary determines that it is not feasible to make such distribution, in which case such Preferred Stock Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

    No distribution will be made in respect of any Depositary Share to the extent that it represents any Preferred Stock which has been converted or exchanged.

WITHDRAWAL

    Upon surrender of the Depositary Receipts at the corporate trust office of the applicable Preferred Stock Depositary (unless the related Depositary Shares have previously been called for redemption or converted), the holders thereof will be entitled to delivery at such office, to or upon each such holder's order, of the number of whole or fractional shares of the applicable Preferred Stock and any money or other property represented by the Depositary Shares evidenced by such Depositary Receipts. Holders of Depositary Receipts will be entitled to receive whole or fractional shares of the related Preferred Stock on the basis of the proportion of Preferred Stock represented by each Depositary Share as specified in the applicable Prospectus Supplement, but holders of such shares of Preferred Stock will not thereafter be entitled to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of shares of Preferred Stock to be withdrawn, the applicable Preferred Stock Depositary will be required to deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

REDEMPTION

    Whenever the Company redeems shares of Preferred Stock held by a Preferred Stock Depositary, such Preferred Stock Depositary will be required to redeem as of the same redemption date the number of Depositary Shares representing shares of the Preferred Stock so redeemed, provided the Company shall have paid in full to such Preferred Stock Depositary the redemption price of the Preferred Stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per Depositary Share will be equal to the redemption price and any other amounts per share payable with respect to the Preferred Stock. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected PRO RATA (as nearly as may be practicable without creating fractional Depositary Shares) or by any other equitable method determined by the Company that preserves the REIT status of the Company. See "Description of Preferred Stock--Redemption."

VOTING

    Upon receipt of notice of any meeting at which the holders of the applicable Preferred Stock are entitled to vote, a Preferred Stock Depositary will be required to mail the information contained in such notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent such Preferred Stock. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct such Preferred Stock Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depositary Shares. Such Preferred Stock Depositary will be required to vote the amount of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by such Preferred Stock Depositary in order to enable such Preferred Stock Depositary to do so. Such Preferred Stock Depositary will be required to abstain from voting the amount of Preferred Stock represented by such Depositary Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing such Depositary Shares. A Preferred Stock Depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from negligence or willful misconduct of such Preferred Stock Depositary.

LIQUIDATION PREFERENCE

    In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each Depositary Receipt will be entitled to the fraction of the liquidation preference accorded each share of Preferred Stock represented by the Depositary Share evidenced by such Depositary Receipt, as set forth in the applicable Prospectus Supplement.

CONVERSION

    The Depositary Shares, as such, will not be convertible into shares of Common Stock or any other securities or property of the Company, except in connection with certain conversions in connection with the preservation of the Company's status as a REIT. See "Description of Preferred Stock--Restrictions on Ownership." Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depositary Shares, the Depositary Receipts may be surrendered by holders thereof to the applicable Preferred Stock Depositary with written instructions to such Preferred Stock Depositary to instruct the Company to cause conversion of the Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipts into whole shares of Common Stock, other shares of Preferred Stock of the Company or other shares of stock, and the Company will agree that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Stock to effect such conversion. If the Depositary Shares evidenced by a Depositary Receipt are to be converted in part only, a new Depositary Receipt or Receipts will be issued for any Depositary Shares not to be converted. No fractional shares of Common Stock will be issued upon conversion, and if such conversion will result in a fractional share being issued, an amount will be paid in cash by the Company equal to the value of the fractional interest based upon the closing price of the Common Stock on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF A DEPOSIT AGREEMENT

    Any form of Depositary Receipt evidencing Depositary Shares which will represent Preferred Stock and any provision of a Deposit Agreement will be permitted at any time to be amended by agreement between the Company and the applicable Preferred Stock Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related Preferred Stock will not be effective unless such amendment has been approved by the existing holders of at least two-thirds of the applicable Depositary Shares evidenced by the applicable Depositary Receipts then outstanding. No amendment shall impair the right, subject to certain anticipated exceptions in the Deposit Agreements, of any holder of Depositary Receipts to surrender any Depositary Receipt with instructions to deliver to the holder the related Preferred Stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Depositary Receipt, to consent and agree to such amendment and to be bound by the applicable Deposit Agreement as amended thereby.

    A Deposit Agreement will be permitted to be terminated by the Company upon not less than 30 days' prior written notice to the applicable Preferred Stock Depositary if (i) such termination is necessary to preserve the Company's status as a REIT or (ii) a majority of each series of Preferred Stock affected by such termination consents to such termination, whereupon such Preferred Stock Depositary will be required to deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional shares of Preferred Stock as are represented by the Depositary Shares evidenced by such Depositary Receipts together with any other property held by such Preferred Stock Depositary with respect to such Depositary Receipts. The Company will agree that if a Deposit Agreement is terminated to preserve the Company's status as a REIT, then the Company will use its best efforts to list the Preferred Stock issued upon surrender of the related Depositary Shares on a national securities exchange. In addition, a Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares thereunder shall have been redeemed, (ii) there shall have been a final distribution in respect of the related Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution shall have been distributed to the holders of Depositary Receipts evidencing the Depositary Shares representing such Preferred Stock or
(iii) each share of the related Preferred Stock shall have been converted into stock of the Company not so represented by Depositary Shares.

CHARGES OF PREFERRED STOCK DEPOSITARY

    The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of a Deposit Agreement. In addition, the Company will pay the fees and expenses of a Preferred Stock Depositary in connection with the performance of its duties under a Deposit Agreement. However, holders of Depositary Receipts will pay the fees and expenses of a Preferred Stock Depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the applicable Deposit Agreement.

RESIGNATION AND REMOVAL OF DEPOSITARY

    A Preferred Stock Depositary will be permitted to resign at any time by delivering to the Company notice of its election to do so, and the Company will be permitted at any time to remove a Preferred Stock Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Stock Depositary. A successor Preferred Stock Depositary will be required to be appointed within 60 days after delivery of the notice of resignation or removal and will be required to be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

    A Preferred Stock Depositary will be required to forward to holders of Depositary Receipts any reports and communications from the Company which are received by such Preferred Stock Depositary with respect to the related Preferred Stock.

    Neither a Preferred Stock Depositary nor the Company will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under a Deposit Agreement. The obligations of the Company and a Preferred Stock Depositary under a Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence (in the case of any action or inaction in the voting of Preferred Stock represented by the applicable Depositary Shares), gross negligence or willful misconduct, and neither the Company nor any applicable Preferred Stock Depositary will be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or shares of Preferred Stock represented thereby unless satisfactory indemnity is furnished. The Company and any Preferred Stock Depositary will be permitted to rely on written advice of counsel or accountants, or information provided by persons presenting shares of Preferred Stock represented thereby for deposit, holders of Depositary Receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

    In the event a Preferred Stock Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and the Company, on the other hand, such Preferred Stock Depositary shall be entitled to act on such claims, requests or instructions received from the Company.

                          DESCRIPTION OF COMMON STOCK

GENERAL

    The authorized capital stock of the Company includes 75,000,000 shares of Common Stock, par value $.01 per share. Each outstanding share of Common Stock entitles the holder to one vote on all matters presented to shareholders for a vote. Holders of Common Stock have no preemptive rights. As of December 31, 1996, there were 13,404,651 shares of Common Stock issued and outstanding, 8,505,472 shares of Common Stock reserved for issuance upon exchange of issued and outstanding Common Units and 903,500 shares of Common Stock reserved for issuance upon the exercise of outstanding stock options. Shares of Common Stock currently outstanding are quoted in the Nasdaq National Market under the trading symbol "PRME".

    The Charter of the Company provides for the Board to be divided into three classes of directors, each class to consist as nearly as possible of one-third of the directors. At each annual meeting of shareholders, the class of directors to be elected at such meeting will be elected for a three-year term and the directors in the other two classes will continue in office. The overall effect of the provisions in the Charter with respect to the classified board may be to render more difficult a change of control of the Company or removal of incumbent management. Holders of Common Stock have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of shareholders, the holders of a majority of the shares of Common Stock are able to elect all of the successors of the class of directors whose term expires at that meeting.

    Subject to the right of the holders of Preferred Stock to elect directors under certain circumstances, directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds of the aggregate number of votes then entitled to be cast generally in the election of directors.

    All shares of Common Stock issued will be duly authorized, fully paid, and non-assessable. Distributions may be paid to the holders of Common Stock if and when declared by the Board out of funds legally available therefor. The Company intends to continue to pay quarterly dividends.

    Under Maryland law, shareholders are generally not liable for the Company's debts or obligations. If the Company is liquidated, subject to the right of any holders of Preferred Stock, if any, to receive preferential distributions, each outstanding share of Common Stock will be entitled to participate PRO RATA in the assets remaining after payment of, or adequate provision for, all known debts and liabilities of the Company.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

    The Charter contains certain restrictions on the number of shares of Capital Stock, defined to include all classes of capital stock that the Company shall have authority to issue, including Senior Preferred Stock, Convertible Preferred Stock, Preferred Stock and Common Stock, that stockholders may own. For the Company to continue to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or constructively under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Code to include certain tax-exempt entities other than, in general, qualified domestic pension funds) at any time during the last half of a taxable year (other than the first taxable year for which the election to be taxed as a REIT has been made). The capital stock also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Because the Company intends to continue to qualify as a REIT, the Charter contains restrictions on the ownership and transfer of capital stock.

    Subject to certain exceptions specified in the Charter, no holder may own, either directly or constructively under the applicable attribution rules of the Code, more than 9.9% of the outstanding shares of Common Stock (the "Common Ownership Limit"). The Common Ownership Limit will not apply, however, to holders of shares of Common Stock who acquire shares of Common Stock in excess of the Common Ownership Limit solely by reason of the conversion of shares of Convertible Preferred Stock owned by such holder into shares of Common Stock; PROVIDED, HOWEVER, that no such holder may own an interest in any tenant under any lease of real property owned, in whole or in part, directly or indirectly by the Company, which exceeds, in the case of a tenant that is a corporation, 9.9% of the total voting stock of such tenant or 9.9% of the total number of shares of all classes of stock of such tenant, or, in the case of a tenant that is not a corporation, a 9.9% interest in the assets or net profits of such tenant.

    Subject to certain exceptions specified in the Charter, no holder may acquire, either directly or constructively under the applicable attribution rules of the Code, or beneficially own shares of Convertible Preferred Stock if, as a result of such acquisition or beneficial ownership, such holder (i) beneficially owns shares of capital stock (including all classes) of the Company in excess of 9.9% of the value of the Company's outstanding capital stock or
(ii) would beneficially own more than 9.9% of the outstanding shares of Common Stock assuming the conversion of all the outstanding shares of Convertible Preferred Stock but not the exchange of any then outstanding Common Units (the "Convertible Preferred Ownership Limit"). There are no restrictions on the ability of a holder of shares of Convertible Preferred Stock to convert such shares into shares of Common Stock even if, as a result of such conversion, the holder will own shares of Common Stock in excess of the Common Ownership Limit.

    Subject to certain exceptions specified in the Charter, no holder may own, either directly or constructively under the applicable attribution rules of the Code, more than 10.0% of the outstanding shares of Senior Preferred Stock, and no holder that owns an interest in any tenant under any lease of real property owned, in whole or in part, directly or indirectly by the Company, which exceeds, in the case of a tenant that is a corporation, 9.9% of the total voting stock of such tenant or 9.9% of the total number of shares of all classes of stock of such tenant, or in the case of a tenant that is not a corporation, a 9.9% interest in the assets or net profits of such tenant, may own, directly or constructively under the applicable attribution rules of the Code, more than 9.9% of the outstanding shares of Senior Preferred Stock (the "Senior Preferred Ownership Limit"). The Senior Preferred Ownership Limit does not apply, however, to holders who acquired shares of Senior Preferred Stock in excess of the Senior Preferred Ownership Limit directly from Friedman, Billings, Ramsey & Co., Inc. in connection with the Initial Public Offering ("Initial

Senior Preferred Holders"), PROVIDED, HOWEVER, that (i) such holder may not own an interest in any tenant under any lease of real property owned, in whole or in part, directly or indirectly by the Company, which exceeds, in the case of a tenant that is a corporation, 9.9% of the total voting stock of such tenant or 9.9% of the total number of shares of all classes of stock of such tenant, or, in the case of a tenant that is not a corporation, a 9.9% interest in the assets or net profits of such tenant and (ii) such holder's ownership of Senior Preferred Stock does not cause any "individual" (within the meaning of the Code) to beneficially or constructively own shares of Senior Preferred Stock in excess of the Senior Preferred Ownership Limit. Initial Senior Preferred Holders will not be able to acquire additional shares of Senior Preferred Stock in excess of the Senior Preferred Ownership Limit.

    Notwithstanding any of the foregoing ownership limits, no holder may own or acquire, either directly or constructively under the applicable attribution rules of the Code, any shares of any class of the Company's Stock if such ownership or acquisition (i) would cause more than 50% in value of Company's outstanding stock to be owned, either directly or constructively under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Code to include certain tax-exempt entities, other than, in general, qualified domestic pension funds), (ii) would result in the Company's Stock being beneficially owned by less than 100 persons (determined without reference to any rules of attribution), or (iii) would otherwise result in the Company failing to qualify as a REIT.

    The Board may, subject to the receipt of certain representations as required by the Charter and a ruling from the IRS or an opinion of counsel satisfactory to it, waive the ownership restrictions with respect to a holder if such waiver will not jeopardize the Company's status as a REIT. In addition, under the Charter, certain parties will not be subject to the Common Stock Ownership Limit in the event such parties (i) deliver to the Company either a ruling from the IRS or an opinion from nationally recognized tax counsel that such ownership will result in no individual (as defined in the Code) beneficially or constructively owning in excess of 9.9% of the outstanding Common Stock and (ii) represent to the Company that it does not and will not own more than a 9.9% interest in any tenant of the Company.

    If any stockholder purports to transfer capital stock to a person and either the transfer would result in the Company failing to qualify as a REIT, or such transfer would cause the transferee to hold capital stock in excess of an applicable ownership restriction, the purported transfer shall be null and void, the intended transferee will acquire no rights or economic interest in the capital stock, and the stockholder will be deemed to have transferred the capital stock to the Company in exchange for Excess Stock of the same class or classes as were purportedly transferred, which Excess Stock will be deemed to be held by the Company as trustee of a trust for the exclusive benefit of the person or persons to whom the shares can be transferred without violating the ownership restrictions. In addition, if any person owns, either directly or under the applicable attribution rules of the Code, shares of capital stock in excess of an applicable ownership restriction, such person will be deemed to have exchanged the shares of capital stock that cause the applicable ownership restriction to be exceeded for an equal number of shares of Excess Stock of the appropriate class, which will be deemed to be held by the Company as trustee of a trust for the exclusive benefit of the person or persons to whom the shares can be transferred without violating the ownership restrictions. A person who holds or transfers shares such that shares of capital stock shall have been deemed to be exchanged for Excess Stock will not be entitled to vote the Excess Stock and will not be entitled to receive any dividends or distributions (any dividend or distribution paid on shares of capital stock prior to the discovery by the Company that such shares have been exchanged for Excess Stock shall be repaid to the Company upon demand, and any dividend or distribution declared but unpaid shall be rescinded). Such person shall have the right to designate a transferee of such Excess Stock so long as consideration received for designating such transferee does not exceed a price (the "Limitation Price") that is equal to the lesser of (i) in the case of a deemed exchange for Excess Stock resulting from a transfer, the price paid for the shares in such transfer or, in the case of a deemed exchange for Excess Stock resulting from some other event, the fair market value, on the date of the deemed exchange, of the shares deemed exchanged, or (ii) the fair market value of the shares for which such Excess Stock will be deemed to be exchanged on the date of the designation of the transferee (or, in the case of a purchase by the Company, on the date the Company accepts the offer to sell). For these purposes, fair market value on a given date is determined by reference to the average closing price for the five preceding days. The shares of Excess Stock so transferred will automatically be deemed reexchanged for the appropriate shares of capital stock. In addition, the Company will have the right to purchase the Excess Stock for a period of 90 days at a price equal to the Limitation Price.

    An automatic redemption will occur to prevent any violation of the Convertible Preferred Ownership Limit that would not have occurred but for a conversion of Convertible Preferred Stock, or a redemption or open market purchase of Convertible Preferred Stock by the Company (each a "Corporation Induced Event"). In the event of any such automatic redemption, the redemption price of each share of Convertible Preferred Stock redeemed will be (x) if a purported acquisition of Convertible Preferred Stock in which full value was paid for such Convertible Preferred Stock caused the redemption, the price per share paid for the Convertible Preferred Stock, or (y) if the transaction that resulted in the redemption was not an acquisition in which the full value was paid for such Convertible Preferred Stock (e.g., a gift or Corporation Induced Event relating to stock held by others), a price per share equal to the market price on the date of the purported transfer that resulted in the redemption. Any dividend or other distribution paid to a holder of redeemed shares of Convertible Preferred Stock (prior to the discovery by the Company that such shares have been automatically redeemed by the Company as described above) will be required to be repaid to the Company upon demand. An automatic redemption also will occur with respect to Senior Preferred Stock under similar circumstances as those described above. The Board shall have authority at any time to waive the requirements that Excess Stock is deemed to be outstanding, or any such redemption would in the opinion of nationally recognized tax counsel jeopardize the status of the Company as a REIT for federal income tax purposes.

    If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decisions, statute, rule or regulation, then the intended transferee of any Excess Stock may be deemed, at the option of the Company, to have acted as an agent on behalf of the Company in acquiring such Excess Stock and to hold such Excess Stock on behalf of the Company.

    All certificates representing shares of capital stock will bear a legend referring to the restrictions described above.

    Every owner of more than 5% (or such lower percentage as required by the Code or regulations thereunder) of the issued and outstanding Senior Preferred Stock, Convertible Preferred Stock or Common Stock must file a written notice with the Company containing the information specified in the Charter no later than January 30 of each year. Furthermore, each stockholder shall upon demand be required to disclose to the Company in writing such information as the Company may request in order to determine the effect of such stockholder's direct, indirect and constructive ownership of such capital stock on the Company's status as a REIT.

    The foregoing ownership limitations may have the effect of precluding acquisition of control of the Company without the consent of the Board, and consequently, stockholders may be unable to realize a premium for their shares over the then prevailing market price which is customarily associated with such acquisitions.

                    DESCRIPTION OF THE WARRANTS TO PURCHASE
                        COMMON STOCK OR PREFERRED STOCK

    The Company has no Common Stock Warrants and Preferred Stock Warrants (collectively, the "Warrants") outstanding. The Company may issue Warrants for the purchase of Preferred Stock or Common Stock. Warrants may be issued independently or together with any other Offered Securities offered by any Prospectus Supplement and may be attached to or separate from such Offered Securities. Each series of Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreements will be set forth in the applicable Prospectus Supplement.

    The applicable Prospectus Supplement will describe the terms of the Warrants in respect of which this Prospectus is being delivered including, where applicable, the following: (1) the title of such Warrants; (2) the aggregate number of such Warrants; (3) the price or prices at which such Warrants will be issued; (4) the designation, terms and number of shares of Preferred Stock or Common Stock purchasable upon exercise of such Warrants; (5) the designation and terms of the Offered Securities, if any, with which such Warrants are issued and the number of such Warrants issued with each such Offered Security; (6) the date, if any, on and after which such Warrants and the related Preferred Stock or Common Stock will be separately transferable; (7) the price at which each share of Preferred Stock or Common Stock purchasable upon exercise of such Warrants may be purchased; (8) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (9) the minimum or maximum amount of such Warrants which may be exercised at any one time; (10) information with respect to book-entry procedures, if any; (11) a discussion of certain Federal income tax considerations; and (12) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants. The exercise of any such Warrants will be subject to and limited by the transfer and ownership restrictions in the Company's Charter. See "Description of Common Stock--Restrictions on Ownership and Transfer."

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    The following is a summary of material federal income tax considerations that may be relevant to a prospective holder of Convertible Preferred Stock, Common Stock, or warrants for Convertible Preferred Stock or Common Stock ("Warrants"). Winston & Strawn has acted as special tax counsel ("Tax Counsel") to the Company in connection with this Prospectus and has reviewed this summary and is of the opinion that it fairly summarizes the federal income tax considerations that are likely to be material to a holder of Common Stock, Convertible Preferred Stock or Warrants. The discussion contained herein does not address all aspects of federal income taxation that may be relevant to particular holders in light of their personal investment or tax circumstances, or to certain types of holders (including, without limitation, insurance companies, tax-exempt entities, financial institutions, broker-dealers, persons whose functional currency is other than the United States dollar, persons who hold the Common Stock, Convertible Preferred Stock or Warrants as part of a straddle, hedging, or conversion transaction or, except as specifically described herein, foreign persons) who are subject to special treatment under the federal income tax laws. In addition, this summary is generally limited to investors who will hold the Common Stock, Convertible Preferred Stock, or Warrants as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Code. To the extent the federal income tax treatment of particular issuances of Convertible Preferred Stock, Common Stock, or Warrants differs from the summary below, any additional tax considerations will be disclosed in the applicable Prospectus Supplement.

    The statements in this discussion are based on current provisions of the Code, Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly with retroactive effect. No assurance can be given that future legislative, judicial, or administrative actions or decisions will not affect the accuracy of any statements in this summary. No ruling will be sought from the IRS with respect to any matter discussed herein.

    EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP, AND SALE OF COMMON STOCK, CONVERTIBLE PREFERRED STOCK OR WARRANTS AND OF THE COMPANY'S ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST ("REIT"), INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE, AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

GENERAL

    The Company elected to be taxed as a REIT under Sections 856 through 860 of the Code and the applicable Treasury Regulations promulgated thereunder, which together set forth the requirements for qualifying as a REIT (the "REIT Requirements"), commencing with its taxable year ending December 31, 1994. The Company believes that it is organized and has operated in such a manner to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner in the future. No assurance can be given, however, that the Company has operated in a manner to so qualify as a REIT or will continue to operate in a manner so as to remain qualified as a REIT.

    The REIT Requirements (i.e., the Code sections and Treasury Regulations relating to the federal income tax treatment of REITs and their stockholders) are highly technical and complex. The following discussion sets forth only the material aspects of those provisions. This summary is qualified in its entirety by the applicable Code sections, Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof.

    Subject to the qualifications stated herein and in its opinion, Tax Counsel has given the Company an opinion that (i) the Company is organized in conformity with the requirements for qualification as a REIT; (ii) the Company's method of operation has enabled it to meet the requirements for qualification and taxation as a REIT; and (iii) its method of operation enables it to continue to meet the requirements for qualification as a REIT. An opinion of counsel is not binding on the IRS or a court and there can be no assurance that the IRS or a court will not take a position different from that expressed by Tax Counsel. It also must be emphasized that Tax Counsel's opinion is based on various assumptions and is conditioned upon numerous representations made by the Company as to factual matters, including those related to its business and properties as set forth in this Prospectus. Tax Counsel has not independently verified the Company's representations. Moreover, the Company's qualification and taxation as a REIT depends upon the Company's ability to meet on a continuing basis, the actual operating results, distribution levels, diversity of stock ownership and the various other qualification tests imposed by the Code as discussed below. Tax Counsel will not review the Company's compliance with these tests on a continuing basis. Accordingly, no assurance can be given that the actual results of the Company's operations for any given taxable year will satisfy the requirements for qualification and taxation as a REIT. See "Certain Federal Income Tax Considerations--Failure to Qualify".

TAXATION OF THE COMPANY

    If the Company continues to qualify for taxation as a REIT, it generally will not be subject to federal corporate income tax on that portion of its ordinary income or capital gain that is currently distributed to its stockholders. The REIT provisions of the Code generally allow a REIT to deduct dividends paid to its stockholders. This deduction for dividends paid to stockholders substantially eliminates the federal "double taxation" on earnings (once at the corporate level and once again at the stockholder level) that generally results from an investment in a corporation.

    Even if the Company continues to qualify for taxation as a REIT, it may be subject to federal income tax in certain circumstances. First, the Company will be taxed at regular corporate rates on any undistributed "REIT taxable income" and undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the corporate "alternative minimum tax" on its items of tax preference, if any. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, the Company will be subject to tax on such income at the highest regular corporate rate. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but nonetheless maintain its qualification as a REIT because certain other requirements are met, the Company will be subject to a 100% tax on the greater of the amount by which the Company fails the 75% or the 95% test, multiplied by a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute for each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Finally, if the Company acquires any asset from a C corporation (i.e., generally a corporation subject to full corporate level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the Company subsequently recognizes gain on the disposition of such asset during the 10-year period (the "Recognition Period") beginning on the date on which the asset was acquired by the Company, then, pursuant to guidelines issued by the IRS, the excess of (i) the fair market value of the asset as of the beginning of the applicable Recognition Period, over (ii) the Company's adjusted basis in such asset as of the beginning of such Recognition Period (i.e., "built-in gain") will be subject to tax at the highest regular corporate rate. The Clinton Administration has proposed legislation which, if enacted, may alter this rule for assets transferred to a REIT by certain C corporations after December 31, 1997. Under this proposed legislation, C corporations having stock with a value greater than $5 million would have to recognize any built-in gain on any assets transferred to the REIT at the time of the transfer, and the REIT would have a fair market value basis in the assets. A REIT that receives such assets may have transferee liability for the tax liability on this gain to the extent it inherits this tax liability from the transferor.

    If the Company invests in retail properties or other real estate in foreign countries, the Company's profits from such investments will generally be subject to tax in the countries where such properties are located. The precise nature and amount of any such taxation will depend on the laws of the countries where the properties are located. If the Company satisfies the annual distribution requirements for qualification as a REIT and is therefore not subject to federal corporate income tax on that portion of its ordinary income and capital gain that is currently distributed to its stockholders, the Company will generally not be able to recover the cost of any foreign tax imposed on profits from its foreign investments by claiming foreign tax credits against its U.S. tax liability on such profits. Moreover, a REIT is not able to pass foreign tax credits through to its stockholders.

    The Company uses the calendar year for both federal income tax purposes and for financial reporting purposes.

REQUIREMENTS FOR QUALIFICATION

    To qualify as a REIT, the Company must have met and continue to meet the requirements, discussed below, relating to the Company's organization, the sources of its gross income, the nature of its assets, and the level of distributions to its stockholders.

    ORGANIZATIONAL REQUIREMENTS. The Code requires that a REIT be a corporation, trust, or association:

        (i) which is managed by one or more trustees or directors;

        (ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

       (iii) which would be taxable as a domestic corporation but for compliance with the REIT Requirements;

        (iv) which is neither a financial institution nor an insurance company subject to certain special provisions of the Code;

        (v) the beneficial ownership of which is held by 100 or more persons;

        (vi) at any time during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly through the application of certain attribution rules, by or for five or fewer individuals (as defined in the Code to include certain tax-exempt entities other than, in general, qualified domestic pension funds); and

       (vii) which meets certain other tests, described below, regarding the nature of its income and assets.

    The Code provides that conditions (i) through (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

    The Company has issued sufficient shares of Preferred Stock, Convertible Preferred Stock and Common Stock (collectively, "Stock") in sufficient proportions to allow the Company to satisfy the requirement set forth in (v) above (the "100 stockholder" requirement).

    As set forth in (vi) above, to qualify as a REIT, the Company must satisfy the requirement set forth in Section 856(a)(6) of the Code that it not be closely held. The Company will not be closely held so long as at all times during the last half of any taxable year of the Company, not more than 50% in value of its outstanding Stock is owned, directly or constructively under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Code to include certain tax-exempt entities, other than, in general, qualified domestic pension funds) (the "five or fewer" requirement). Although the Charter of the Company contains certain restrictions on the ownership and transfer of the Stock, the restrictions do not ensure that the Company will be able to satisfy the "five or fewer" requirement. This risk results primarily, though not exclusively, from potential fluctuations in values among the different classes of Stock. If the Company fails to satisfy the "five or fewer" requirement, the Company's status as a REIT will terminate, and the Company will not be able to prevent such termination. See "Certain Federal Income Tax Considerations--Failure to Qualify."

    OWNERSHIP OF A PARTNERSHIP INTEREST. In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT is deemed to own its proportionate share of the assets of the partnership corresponding to the REIT's capital interest in such partnership and is deemed to be entitled to the income of the partnership attributable to such proportionate share. In addition, the character of the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the REIT Requirements, including satisfying the gross income tests and the asset tests. Accordingly, the Company's proportionate share of the assets, liabilities and items of income of the

Operating Partnership, including the Operating Partnership's proportionate share of the assets, liabilities and items of income of each Property Partnership, are treated as assets, liabilities and items of income of the Company for purposes of applying the REIT Requirements, provided that the Operating Partnership and each of the Property Partnerships are treated as partnerships for federal income tax purposes. See "Certain Federal Income Tax Considerations--Partnership Classification."

    INCOME TESTS. To maintain its qualification as a REIT, the Company must satisfy three gross income requirements annually. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Income realized by the Company on the expiration of unexercised Warrants would not constitute qualifying income for the purposes of this 75% test. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments and from dividends, interest, and gain from the sale or disposition of stock or securities or from any combination of the foregoing. Third, gain from the sale or other disposition of stock or securities held for less than one year, gain from prohibited transactions, and gain from the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year.

    Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent received or accrued with respect to any property must not be based in whole or in part on the income or profits derived by any person from such property, although an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Rents received from a tenant that are based on the tenant's income from the property will not be treated as rents based on income or profits and thus excluded from the term "rents from real property" if the tenant derives substantially all of its income with respect to such property from the leasing or subleasing of substantially all of such property, provided that the tenant receives from subtenants only amounts that would be treated as rents from real property if received directly by a REIT. Second, rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, if the Company provides services to its tenants, rents received by the Company from such tenants will qualify as "rents from real property" only if the services are of a type that a tax-exempt organization can provide to its tenants without causing its rental income to be unrelated business taxable income under the Code. A tax-exempt organization may provide services which are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant," without incurring unrelated business taxable income. Services which would give rise to unrelated business taxable income if provided by a tax-exempt organization must be provided by an "independent contractor" who is adequately compensated and from whom the Company does not derive or receive any income. Receipts for services furnished to a tenant (whether or not rendered by an independent contractor) which are not customarily provided to tenants in properties of a similar class in the geographic market in which the property is located will in no event qualify as "rents from real property."

    Substantially all of the gross income of the Company is attributable generally to investments in real property and specifically to rents attributable to and gains from the disposition of real property. The Company does not receive rents in excess of a DE MINIMIS amount based on the net income or profits of a tenant. Moreover, the Company believes that it does not receive any rents from a Related Party Tenant, and does not receive rent attributable to personal property leased in connection with a lease of real property that exceeds 15% of the total rents received under any such lease.

    The Operating Partnership provides certain services with respect to the Properties, but does not satisfy the "independent contractor" requirements described above. To the extent necessary to preserve the Company's status as a REIT, the Operating Partnership will arrange to have services provided by independent contractors from whom the Company does not derive or receive any income.

    The Operating Partnership also receives fees in exchange for the performance of certain usual and customary services relating to property not owned entirely by the Operating Partnership. The ratable portion of these fees attributable to the part of the property not owned by the Operating Partnership does not constitute qualifying income under the 75% or 95% gross income tests. The remainder of these fees is ignored under the 75% and 95% gross income test. The Company believes that the aggregate amount of such nonqualifying fees (and any other nonqualifying income) in any taxable year will not exceed the limits on nonqualifying income under the three gross income tests described above.

    Should the potential amount of nonqualifying income in the future create a risk as to the qualification of the Company as a REIT, the Company intends to take action to avoid not qualifying as a REIT. The Company may for instance transfer certain nonqualifying activities to a taxable corporation from which it would receive dividends. If this should occur, the Operating Partnership would be entitled to receive dividends as a stockholder of such corporation, which dividends generally should constitute qualifying income for purposes of the 95% gross income test. The amount of dividends available for distribution to the Company would be reduced below the comparable amount of fee income that would otherwise be received by the Operating Partnership because such a corporation would be subject to a corporate level tax on its taxable income, thereby reducing the amount of cash available for distribution. Furthermore, the Company would structure the stock interest owned by the Operating Partnership in such a corporation to ensure that the various asset tests described below would not be violated (i.e., the Operating Partnership would not own more than 10% of the voting securities of such corporation and the value of the stock interest would not exceed 5% of the value of the Company's total assets).

    If the Company fails to satisfy one or both of the 75% or the 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will be generally available if (i) the Company's failure to meet such test(s) was due to reasonable cause and not due to willful neglect,
(ii) the Company reported the nature and amount of each item of its income included in the test(s) for such taxable year on a schedule attached to its return, and (iii) any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether, in all circumstances, the Company would be entitled to the benefit of these relief provisions. For example, if the Company fails to satisfy the gross income tests because nonqualifying income that the Company intentionally earns exceeds the limits on such income, the IRS could conclude that the Company's failure to satisfy the tests was not due to reasonable cause. As discussed above in "--Taxation of the Company" even if these relief provisions apply, the Company will still be subject to a 100% tax on the greater of the amount by which the Company failed the 75% or the 95% test, multiplied by a fraction intended to reflect the Company's profitability. No similar mitigation provision applies to provide relief if the Company fails to satisfy the 30% income test, and in such case, the Company will cease to qualify as a REIT. See "Certain Federal Income Tax Considerations--Failure to Qualify."

    ASSET TESTS. At the close of each quarter of its taxable year, the Company also must satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets, including its allocable share of assets held by the Operating Partnership and each Property Partnership in which the Operating Partnership is a partner, must be represented by real estate assets (which for this purpose includes stock or debt instruments held for not more than one year purchased with proceeds of a stock offering or a long-term (at least five years) debt offering of the Company), cash, cash items and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities. By virtue of its partnership interest in the Operating Partnership, the Company will be deemed to own for purposes of the three asset tests its pro rata share of the assets of the Operating Partnership, and the assets of each Property Partnership in which the Operating Partnership is a partner. The Operating Partnership owns 100 percent of the nonvoting preferred stock of a corporation, which indirectly performs certain activities at the Properties, but none of such corporation's voting stock. The Company does not believe that its pro rata share of the stock the Operating Partnership owns in such corporation exceeds 5% of the total value of the Company's assets. The Company owns 100% of the stock of certain financing corporations which will constitute "qualified REIT subsidiaries" under the Code. Qualified REIT subsidiaries are not treated as separate corporations for federal income tax purposes. Instead, their assets, liabilities, and items of income, deduction, and credit are treated as assets, liabilities and items of the Company.

    After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy any of the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests, and to take such other action within 30 days after the close of any quarter as may be required to cure any noncompliance.

    ANNUAL DISTRIBUTION REQUIREMENTS. To continue to qualify as a REIT, the Company is required to distribute dividends (other than capital gain dividends) to its stockholders each year in an amount at least equal to (i) the sum of (A) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) plus (B) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. A distribution which is not PRO RATA within a class of stock entitled to a dividend or which is not consistent with the rights to distributions between classes of stock (a "preferential dividend") is not taken into consideration for the purpose of meeting the distribution requirement. Accordingly, the payment of a preferential dividend could affect the Company's ability to meet this distribution requirement.

    To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be. Furthermore, if the Company should fail to distribute for each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, plus (iii) any undistributed taxable income from prior periods, the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

    The Company has and intends to continue to make timely distributions sufficient to satisfy all of the annual distribution requirements. The Company anticipates that it will generally have sufficient cash or liquid assets to enable it to satisfy these distribution requirements. It is possible that, from time to time, the Company may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due to the insufficiency of cash flow from the Operating Partnership in a particular year or to timing differences between the actual receipt of income and actual payment of deductible expenses, on the one hand, and the inclusion of such income and deduction of such expenses in computing the Company's

"REIT taxable income," on the other hand. In the event that such an insufficiency or such timing differences occur, in order to meet the 95% distribution requirement, the Company may find it necessary to cause the Operating Partnership to arrange for borrowings, or to pay dividends in the form of taxable stock dividends.

    If the Company fails to meet the 95% distribution requirement as a result of an adjustment to the Company's tax return by the IRS upon audit, the Company may retroactively cure the failure by paying "deficiency dividends" to its stockholders in a later year, which may then be included in the Company's deduction for dividends paid for the earlier year. The Company may thus be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest to the IRS based upon the amount of any deduction taken for deficiency dividends.

    PENALTY TAX ON PROHIBITED TRANSACTIONS. The Company's share of any gain realized on the sale of any property held as inventory or otherwise primarily for sale to customers in the ordinary course of its trade or business generally will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income will also have an adverse effect upon the Company's ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership, through the Property Partnerships, intends to hold the Properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating the Properties and other retail properties and to make such occasional sales of the Properties as are consistent with the Company's investment objectives. Based upon such investment objectives, the Company believes that in general the Properties should not be considered inventory or other property held primarily for sale to customers in the ordinary course of a trade or business and that the amount of income from prohibited transactions, if any, will not be material. Nevertheless, the IRS could contend otherwise. In particular, some of the Property Partnerships own parcels of vacant land which are located adjacent to, or near, particular Properties that are not necessarily required for use in connection with the outlet center located at a particular Property (referred to as "outparcels"). The Company believes that the outparcels should not be considered inventory or as held primarily for sale to customers in the ordinary course of the Company's trade or business, but there is a risk that the IRS could contend otherwise, in which event the profit from sales of such outparcels allocable to the Company would be subject to a 100% tax. In the event that the Company determines that the level of such sale activity is sufficient to cause such sales to be subject to 100% tax, the Company intends to hold and sell such outparcels through a separate corporation in which the Operating Partnership would hold a permitted stock interest. The Company would structure the stock interest owned by the Operating Partnership in any such corporation to ensure that the various asset tests described above would not be violated (i.e., the Operating Partnership would not own more than 10% of the voting securities of such corporation and the value of the stock interest would not exceed 5% of the value of the Company's total assets). See "Certain Federal Income Tax Considerations--Requirements for Qualification." Such corporation would be subject to a corporate level tax on its taxable income, thereby reducing the amount of cash available for distribution.

FAILURE TO QUALIFY

    If the Company fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify as a REIT will not be required and, if made, will not be deductible by the Company. As a result, the Company's failure to qualify as a REIT will reduce the cash available for distribution by the Company to its stockholders. In addition, if the Company fails to qualify as a REIT, all distributions to the Company's stockholders will be taxable as ordinary dividend income to the extent of the Company's then current and accumulated earnings and profits, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be ineligible for qualification as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to determine whether the Company would be entitled to such statutory relief in all circumstances.

TAX ASPECTS OF THE COMPANY'S INVESTMENTS IN PARTNERSHIPS

    The Company holds direct or indirect interests in the Operating Partnership and each of the Property Partnerships (each individually a "Partnership" and, collectively, the "Partnerships"). The following discussion summarizes certain federal income tax considerations applicable solely to the Company's investments in the Partnerships. The discussion does not address state or local tax laws or any federal tax laws other than income tax laws.

PARTNERSHIP CLASSIFICATION

    The Company is entitled to include in its income its distributive share of the income, and to deduct its distributive share of the losses, of each of the Partnerships only if each such Partnership is classified for federal income tax purposes as a partnership rather than as an association taxable as a corporation.

    Prior to January 1, 1997, an organization formed as a partnership was treated as a partnership for federal income tax purposes rather than a corporation only if it had no more that two of the four corporate characteristics that the Treasury Regulations in effect at that time used to distinguish a partnership from a corporation for tax purposes. These four characteristics were (i) continuity of life, (ii) centralization of management,
(iii) limited liability, and (iv) free transferability of interests. Under final Treasury Regulations which became effective January 1, 1997, the four factor test has been eliminated and an entity with two or more members formed as a partnership will be taxed as a partnership for federal income tax purposes unless it specifically elects otherwise. These final regulations provide that the IRS will not challenge the classification of an existing partnership for tax periods prior to January 1, 1997 so long as (i) the entity had a reasonable basis for its claimed classification, (2) the entity and all its members recognized the federal income tax consequences of any changes in the entity's classification within the 60 months prior to January 1, 1997, and (3) neither the entity nor any member of the entity had been notified in writing on or before May 8, 1996, that the classification of the entity was under examination by the IRS. The Company believes that the Partnerships should be currently treated as partnerships for federal income tax purposes because the Company and the Partnerships had a reasonable basis for their claimed partnership classification, and none of those entities or members of those entities had been notified of any examination by the IRS on or before May 8, 1996. Furthermore, under the Treasury Regulations, because none of the interests in the Partnerships are registered under the Securities Act of 1933 or traded on an established securities market and none of the Partnerships have more than 100 partners, the Company believes that none of the Partnerships should be treated as publicly traded partnerships within the meaning of Code section 7704 which are taxed as corporations for federal income tax purposes.

    If for any reason any of the Partnerships were taxable as a corporation rather than as a partnership for federal income tax purposes, the character of the Company's assets and items of gross income would change, and, as a result, the Company would most likely be unable to satisfy the income and asset tests, which would thus prevent the Company from qualifying as a REIT. In addition, any change in the status for tax purposes of any of the Partnerships might be treated as a taxable event, in which case the Company could incur a tax liability without any related cash distribution. Further, if any of the Partnerships were to be treated as an association taxable as a corporation, items of income, gain, loss, deduction and credit of such Partnership would not pass through to its partners; instead, the Partnership would be taxable as a corporation, subject to entity-level taxation on its net income at regular corporate tax rates. The partners of any such Partnership would be treated for federal income tax purposes as stockholders, with distributions to such partners being treated as dividends. See "Certain Federal Income Tax Considerations-- Requirements for Qualification--Income Tests, Asset Tests."

INCOME TAXATION OF THE PARTNERSHIPS AND THEIR PARTNERS

    PARTNERS, NOT PARTNERSHIPS, SUBJECT TO TAX. A partnership is not a separate taxable entity for federal income tax purposes. Rather, partners are allocated their proportionate share of the items of income, gain, loss, deduction and credit of the partnership, and are potentially subject to tax thereon, without regard to whether the partners receive any distributions from the partnership. The Company will be required to take into account its allocable share of the foregoing items of the Partnerships for purposes of the various REIT income tests and in the computation of its "REIT taxable income." See "Certain Federal Income Tax Considerations--Requirements for Qualification--Income Tests."

    PARTNERSHIP ALLOCATIONS. Although a partnership agreement will generally determine the allocation of a partnership's income and losses among the partners, such allocations will be disregarded for tax purposes under Section 704(b) of the Code if they do not comply with the provisions of Section 704(b) and the Treasury Regulations promulgated thereunder.

    If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The allocations of taxable income and loss contained in the partnership agreements for each of the existing Partnerships generally are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

    TAX ALLOCATIONS WITH RESPECT TO THE PROPERTIES. Pursuant to Section 704(c) of the Code, income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership (such as interests in the Property Partnerships that own the Properties) in exchange for an interest in the partnership must be allocated for federal income tax purposes in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a "Book-Tax Difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was formed by way of contributions of appreciated property (including interests in the Property Partnerships that own the Properties). Consequently the Partnership agreements require allocations of income, gain, loss, and deduction attributable to such contributed property to be made in a manner that is consistent with Section 704(c) of the Code.

    In general, the limited partners of the Operating Partnership are allocated, solely for tax purposes, lower amounts of depreciation deductions and increased taxable income and gain on the sale by the Property Partnerships of the Properties than would ordinarily be the case for economic or book purposes. This will tend to eliminate the Book-Tax Differences over the life of the Partnerships. However, the special allocation rules of Section 704(c) do not always entirely rectify a Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Moreover, the application of
Section 704(c) principles in tiered partnership arrangements is not entirely clear. Accordingly, variations from normal Section 704(c) principles could arise.

    The Operating Partnership and the Company have elected to use the traditional method with curative allocations under Treasury Regulation section 1.704-3(c) as the method of accounting for the Book-Tax Differences with respect to properties contributed to the Partnerships.

    With respect to any property purchased by any of the Property Partnerships subsequent to the formation of the Company, such property will initially have a tax basis equal to its fair market value and Section 704(c) of the Code will not apply.

    BASIS IN PARTNERSHIP INTEREST. The Company's adjusted tax basis in its partnership interest in the Operating Partnership is generally (i) equal to the amount of cash and the basis of any other property contributed to the Operating Partnership by the Company, (ii) increased by (A) the Company's allocable share of the Operating Partnership's income and (B) the Company's allocable share of indebtedness of the Operating Partnership, and (iii) reduced, but not below zero, by (A) the Company's allocable share of the Operating Partnership's losses and (B) the amount of cash and the basis of any other property distributed by the Operating Partnership to the Company, including any constructive cash distributions resulting from a reduction in the Company's allocable share of indebtedness of the Operating Partnership.

    If the allocation to the Company of its distributive share of any loss of the Operating Partnership would reduce the adjusted tax basis in its partnership interest in the Operating Partnership below zero, the recognition of such excess loss will be deferred until such time and to the extent that the Company has sufficient tax basis in its partnership interest so that the recognition of such loss would not reduce the amount of such tax basis below zero. To the extent that the Operating Partnership's distributions, or any decrease in the Company's share of the indebtedness of the Operating Partnership (each such decrease being considered a constructive cash distribution to the Company), would reduce the Company's adjusted tax basis in its partnership interest below zero, such excess distributions (including such constructive distributions) would constitute taxable income to the Company. Such distributions and constructive distributions will normally be characterized as a capital gain, and if the Company has held its partnership interest in the Operating Partnership for longer than the long-term capital gain holding period (currently one year), the distributions and constructive distributions will constitute long-term capital gains.

    The rules described above with respect to basis apply equally to the Operating Partnership in its capacity as a partner in any Property Partnership, as well as to the Company in its capacity as a partner in any Property Partnership.

TAXATION OF TAXABLE U.S. STOCKHOLDERS

    As used herein, the term "U.S. Stockholder" means a holder of shares of Common Stock or Convertible Preferred Stock who (for United States federal income tax purposes) (i) is a citizen or resident of the United States, (ii) is a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) is an estate or trust which is subject to taxation in the United States regardless of the source of its income or which is under the primary supervision or authority of a United States court or a United States fiduciary.

    As long as the Company continues to qualify as a REIT, distributions made by the Company out of its current or accumulated earnings and profits (and not designated as capital gain dividends) will constitute dividends taxable to its taxable U.S. Stockholders as ordinary income. Such distributions will not be eligible for the dividends-received deduction in the case of U.S. Stockholders that are corporations. For purposes of determining whether distributions on the Convertible Preferred Stock and Common Stock are out of current or accumulated earnings and profits, the earnings and profits of the Company will be allocated first to the Senior Preferred Stock, then the Convertible Preferred Stock, and then the Common Stock. There can be no assurance that the Company will have sufficient earnings and profits to cover distributions on the Senior Preferred Stock, Convertible Preferred Stock, and the Common Stock.

    Distributions made by the Company that are properly designated by the Company as capital gain dividends will be taxable to U.S. Stockholders as long-term capital gains (to the extent that they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which a U.S. Stockholder has held his/her shares of Common Stock or Convertible Preferred Stock. U.S. Stockholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. Any capital gain dividends designated by the Company will be allocated among the classes of Stock based on the ratio of the total dividends (distributions out of earnings and profits) paid to a class over total dividends paid to all classes of Stock.

    To the extent that the Company makes distributions (not designated as capital gain dividends) in excess of its current and accumulated earnings and profits, such distributions will be treated first as a tax-free return of capital to each U.S. Stockholder, reducing the adjusted basis which such U.S. Stockholder has in his/her shares of Common Stock or Convertible Preferred Stock for tax purposes by the amount of such distribution (but not below zero), with distributions in excess of a U.S. Stockholder's adjusted basis in his/her shares taxable as capital gains (provided that the shares have been held as a capital asset). Dividends declared by the Company in October, November, or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any net operating losses or capital losses of the Company.

    Upon any sale or other disposition of shares of Common Stock or Convertible Preferred Stock, a U.S. Stockholder will generally recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such sale or other disposition, and (ii) the holder's adjusted basis in the shares of stock. Such gain or loss will generally be capital gain or loss and will be long-term gain or loss if such shares have been held for more than one year. In general, any loss recognized by a U.S. Stockholder upon the sale or other disposition of shares of Common Stock or Convertible Preferred Stock that have been held for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions received by such U.S. Stockholder from the Company which were required to be treated as long-term capital gains.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

    The IRS has issued a revenue ruling in which it held that amounts distributed by a REIT to a tax-exempt employees' pension trust do not constitute "unrelated business taxable income." Although revenue rulings are interpretive in nature and are subject to revocation or modification by the IRS, based upon the revenue ruling and the analysis therein, distributions made by the Company to a U.S. Stockholder that is a tax-exempt entity (such as an individual retirement account (IRA) or a 401(k) plan) should not constitute unrelated business taxable income unless such tax-exempt U.S. Stockholder has financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code, or the shares are otherwise used in an unrelated trade or business conducted by such U.S. Stockholder.

    Special rules apply to certain tax-exempt pension funds (including 401(k) plans but excluding IRAs or government pension plans) that own more than 10% (measured by value) of a "pension held REIT" at any time during a taxable year beginning after December 31, 1993. Such a pension fund must treat a certain percentage of all dividends received from the REIT during the year as unrelated business taxable income. The percentage is equal to the ratio of the REIT's gross income (less direct expenses related thereto) derived from the conduct of unrelated trades or businesses determined as if the REIT were a tax-exempt pension fund, to the REIT's gross income (less direct expenses related thereto) from all sources. The special rules will not apply to require a pension fund to recharacterize a portion of its dividends as unrelated business taxable income unless the percentage computed is at least 5%.

    A REIT will be treated as a "pension held REIT" if the REIT is predominantly held by tax-exempt pension funds and if the REIT would otherwise fail to satisfy the "five or fewer" ownership requirements discussed above, see "Certain Federal Income Tax Considerations--Requirements for Qualification-- Organizational Requirements," if the stock of the REIT held by such tax-exempt pension funds were not treated as held directly by their respective beneficiaries. A REIT is predominantly held by tax-exempt pension funds if at least one tax-exempt pension fund holds more than 25% (measured by value) of the REIT's stock, or if one or more tax-exempt pension funds (each of which owns more than 10% (measured by value) of the REIT's stock) own in the aggregate more than 50% (measured by value) of the REIT's stock. The Company believes that it will not be treated as a pension-held REIT. However, because the shares of the Company are publicly traded, no assurance can be given that the Company is not or will not become a pension-held REIT.

TAXATION OF NON-U.S. STOCKHOLDERS

    The rules governing United States federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, foreign trusts and estates and other foreign stockholders (collectively, "Non-U.S. Stockholders") are highly complex, and the following discussion is intended only as a summary of such rules. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of United States federal, state, and local income tax laws on an investment in shares of Common Stock or Convertible Preferred Stock, including any reporting requirements.

    In general, Non-U.S. Stockholders are subject to regular United States income tax with respect to their investment in shares of Common Stock or Convertible Preferred Stock in the same manner as a U.S. Stockholder if such investment is "effectively connected" with the Non-U.S. Stockholder's conduct of a trade or business in the United States. A corporate Non-U.S. Stockholder that receives income with respect to its investment in Common Stock or Convertible Preferred Stock that is (or is treated as) effectively connected with the conduct of a trade or business in the United States also may be subject to the 30% branch profits tax imposed by the Code, which is payable in addition to regular United States corporate income tax. The following discussion addresses only the United States taxation of Non-U.S. Stockholders whose investment in shares of Common Stock or Convertible Preferred Stock is not effectively connected with the conduct of a trade or business in the United States.

    Distributions made by the Company that are not attributable to gain from the sale or exchange by the Company of United States real property interests and that are not designated by the Company as capital gain dividends will be treated as ordinary income dividends to the extent made out of current or accumulated earnings and profits of the Company. Generally, such ordinary income dividends will be subject to United States withholding tax at the rate of 30% on the gross amount of the dividend paid unless reduced or eliminated by an applicable United States income tax treaty. The Company expects to withhold United States income tax at the rate of 30% on the gross amount of any such dividends paid to a Non-U.S. Stockholder unless a lower treaty rate applies and the Non-U.S. Stockholder has filed an IRS Form 1001 with the Company, certifying the Non-U.S. Stockholder's entitlement to treaty benefits.

    Distributions made by the Company in excess of its current and accumulated earnings and profits will be treated first as a tax-free return of capital to each Non-U.S. Stockholder, reducing the adjusted basis which such Non-U.S. Stockholder has in his/her shares of Common Stock or Convertible Preferred Stock for U.S. tax purposes by the amount of such distribution (but not below zero), with distributions in excess of a Non-U.S. Stockholder's adjusted basis in his/her shares being treated as gain from the sale or exchange of such shares, the tax treatment of which is described below. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of the Company's current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to a dividend distribution. However, the Non-U.S. Stockholder may seek a refund from the IRS of any amount withheld if it is subsequently determined that such distribution was, in fact, in excess of the Company's then current and accumulated earnings and profits.

    As long as the Company continues to qualify as a REIT, distributions made by the Company that are attributable to gain from the sale or exchange by the Company of United States real property interests will be taxed to a Non-U.S. Stockholder under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, such distributions are taxed to a Non-U.S. Stockholder as if such distributions were gains "effectively connected" with the conduct of a trade or business in the United States. Accordingly, a Non-U.S. Stockholder will be taxed on such distributions at the same capital gain rates applicable to U.S. Stockholders (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals). Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the case of a corporate Non-U.S. Stockholder that is not entitled to treaty relief or exemption. The Company will be required to withhold tax from any distribution to a Non-U.S. Stockholder that could be designated by the Company as a capital gain dividend in an amount equal to 35% of the gross distribution. The amount of tax withheld is fully creditable against the Non-U.S. Stockholder's FIRPTA tax liability, and if such amount exceeds the Non-U.S. Stockholder's federal income tax liability for the applicable taxable year, the Non-U.S. Stockholder may seek a refund of the excess from the IRS. In addition, if the Company designates prior distributions as capital gain dividends, subsequent distributions, up to the amount of such prior distributions, will be treated as capital gain dividends for purposes of withholding.

    Gain recognized by a Non-U.S. Stockholder upon the sale or exchange of shares of Common Stock or Convertible Preferred Stock generally will not be subject to United States taxation unless the Common Stock or Convertible Preferred Stock constitutes a "United States real property interest" within the meaning of FIRPTA. The Common Stock or Convertible Preferred Stock will not constitute a "United States real property interest" so long as the Company is a "domestically controlled REIT." A "domestically controlled REIT" is a REIT in which at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by Non-U.S. Stockholders. The Company believes that it is and will continue to be a "domestically controlled REIT," and therefore that the sale of shares of Common Stock or Convertible Preferred Stock will not be subject to taxation under FIRPTA. However, because the shares of Stock will be publicly traded, no assurance can be given that the Company is or will continue to be a "domestically-controlled REIT." Notwithstanding the foregoing, gain from the sale or exchange of shares of Common Stock or Convertible Preferred Stock not otherwise subject to FIRPTA will be taxable to a Non-U.S. Stockholder if the Non-U.S. Stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States. In such case, the nonresident alien individual will be subject to a 30% United States withholding tax on the amount of such individual's gain.

    If the Company did not constitute a "domestically-controlled REIT," gain arising from the sale or exchange by a Non-U.S. Stockholder of shares of Common Stock or Convertible Preferred Stock would be subject to United States taxation under FIRPTA as a sale of a "United States real property interest" only if the selling Non-U.S. Stockholder's interest in the Company exceeded 5% at any time during the 5 years preceding the sale or exchange. If gain on the sale or exchange of shares of Common Stock or Convertible Preferred Stock were subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to regular United States income tax with respect to such gain in the same manner as a U.S. Stockholder (subject to any applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of foreign corporations), and the purchaser of the Common Stock or Convertible Preferred Stock would be required to withhold and remit to the IRS 10% of the purchase price.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

    The Company reports to its U.S. Stockholders and to the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a U.S. Stockholder may be subject to backup withholding at the rate of 31% on dividends paid unless such U.S. Stockholder (i) is a corporation or falls within certain other exempt categories and, when required, can demonstrate this fact, or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Stockholder who does not provide the Company with his/her correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the U.S. Stockholder's federal income tax liability. In addition, the Company may be required to withhold a portion of any capital gain distributions made to U.S. Stockholders who fail to certify their non-foreign status to the Company. See "Certain Federal Income Tax Considerations--Taxation of Non-U.S. Stockholders."

    Additional issues may arise pertaining to information reporting and backup withholding with respect to Non-U.S. Stockholders, and Non-U.S. Stockholders should consult their tax advisors with respect to any such information reporting and backup withholding requirements.

SPECIAL RULES REGARDING THE TAXATION OF HOLDERS OF CONVERTIBLE PREFERRED STOCK

    REDEMPTION OF CONVERTIBLE PREFERRED STOCK. A redemption of shares of Convertible Preferred Stock will be treated under Section 302 of the Code as a distribution taxable as a dividend (to the extent of the Company's current and accumulated earnings and profits) at ordinary income rates unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemed shares. The redemption will be treated as a sale or exchange under Section 302(b) if it (i) is "substantially disproportionate" with respect to the holder, (ii) results in a "complete termination" of the holder's stock interest in the Company, or (iii) is "not essentially equivalent to a dividend" with respect to the holder within the meaning of Section 302(b)(2) of the Code. In determining whether any of these tests have been met, shares of Stock (and other equity interests in the Company) considered to be owned by the holder by reason of certain constructive ownership rules set forth in Section 318 of the Code, as well as shares of Stock actually owned by the holder, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of Convertible Preferred Stock depends upon the facts and circumstances at the time that the determination must be made, holders of Convertible Preferred Stock are advised to consult their own tax advisors to determine such treatment.

    If a redemption of shares of Convertible Preferred Stock is not treated as a distribution taxable as a dividend to a particular holder, it will be treated, as to that holder, as a taxable sale or exchange. As a result, such holder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received (less any portion thereof attributed to accumulated and declared but unpaid dividends, which will be taxable as a dividend to the extent of the Company's current and accumulated earnings and profits), and (ii) the holder's adjusted basis in the shares of Convertible Preferred Stock for tax purposes. Such gain or loss will be capital gain or loss if the shares of Convertible Preferred Stock have been held as a capital asset, and will be long-term gain or loss if such shares have been held for more than one year.

    If a redemption of shares of Convertible Preferred Stock is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by the holder. The holder's adjusted basis in the redeemed shares of Convertible Preferred Stock for tax purposes will be transferred to the holder's remaining shares of Stock in the Company, if any. If the holder owns no other shares of Stock, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.

    REDEMPTION PREMIUM. Under Section 305(c) of the Code and applicable Treasury Regulations, if the redemption price of the Convertible Preferred Stock exceeds its issue price by more than a DE MINIMIS amount then, in certain circumstances, the amount of such excess may be deemed to be a constructive distribution (treated as a dividend to the extent of the Company's current and accumulated earnings and profits) which is taxable to the holder at a constant yield (as if it was original issue discount on a debt instrument) over the period the Convertible Preferred Stock cannot be redeemed.

    A redemption premium is considered DE MINIMIS under the Treasury Regulations if it is less than the product of .25% times the redemption price of the Convertible Preferred Stock times the number of complete years the Convertible Preferred Stock is outstanding. The Company does not expect that the price paid for the redemption of the Convertible Preferred Stock would be considered DE MINIMIS.

    However, the constant yield method, described above, which must be used to take into account the redemption premium on preferred stock only applies if the subject preferred stock is (i) mandatorily redeemable, (ii) redeemable at the holder's option, or (iii) redeemable at the issuer's option if at the time of issue, based on all the facts and circumstances, it is more likely than not that the issuer will exercise such option. With respect to situation (iii) in the preceding sentence, the Treasury Regulations further provide that, even if the redemption is more likely than not to occur, this constant yield method will not apply if the redemption premium is solely in the nature of a penalty for premature redemption. A redemption premium is considered to be a penalty for premature redemption only if it is paid as a result of changes in economic or market conditions over which the issuer of the stock or the holder does not have legal or practical control.

    The Convertible Preferred Stock is not mandatorily redeemable or redeemable at the holder's option, and the Company does not believe that at the time of issue it is more likely than not that the Convertible Preferred Stock will be redeemed; thus, the Company does not expect that a holder of such stock will be required to take the redemption premium into income as a dividend distribution at a constant yield over the period the holder holds such stock. However, no assurance can be given that the IRS will not take a contrary position.

    CONVERSION OF CONVERTIBLE PREFERRED STOCK INTO COMMON STOCK. In general, no gain or loss will be recognized for federal income tax purposes upon the conversion of the Convertible Preferred Stock solely into shares of Common Stock. The basis that a holder will have for tax purposes in the shares of the Common Stock received upon the conversion will be equal to the adjusted basis the holder had in the shares of Convertible Preferred Stock so converted, and, provided that the shares of Convertible Preferred Stock were held as a capital asset, the holding period for the shares of Common Stock received will include the holding period for the shares of Convertible Preferred Stock converted. A holder, however, will generally recognize gain or loss on the receipt of cash in lieu of fractional shares of Common Stock in an amount equal to the difference between the amount of cash received and the holder's adjusted basis in such fractional shares. Furthermore, under certain circumstances, a holder of shares of Convertible Preferred Stock may recognize gain or dividend income to the extent there are dividends in arrears on the Convertible Preferred Stock at the time of conversion into Common Stock.

    ADJUSTMENTS TO CONVERSION PRICE. Adjustments in the conversion price (or the failure to make such adjustments) pursuant to the anti-dilution provisions of the Convertible Preferred Stock or otherwise may result in constructive distributions to the holders of Convertible Preferred Stock that could, under certain circumstances, be taxable to them as dividends pursuant to Section 305 of the Code. If such a constructive distribution were to occur, a holder of Convertible Preferred Stock could be required to recognize ordinary income for tax purposes without receiving a corresponding distribution of cash. Additionally, such a constructive dividend may constitute a preferential dividend by the Company.

TREATMENT OF WARRANT HOLDERS

    The federal income tax treatment of purchasers of Warrants will be more fully discussed in the applicable Prospectus Supplement. Generally, a holder of a Warrant does not recognize any gain or loss on the acquisition of the Warrant. If the holder exercises the Warrant for stock in the Company, the amount paid by such holder for the Warrant generally will become part of the holder's basis in the stock received upon exercise of such Warrant. The sale or disposition of the Warrant or the allowing of a Warrant to expire unexercised generally will cause the holder to recognize gain or loss for federal income tax purposes with the character of such gain or loss generally determined by reference to the character of the stock in the holder's hands which would have been received upon the exercise of the Warrant.

OTHER TAX CONSIDERATIONS

    POSSIBLE LEGISLATIVE OR OTHER ACTIONS AFFECTING TAX
CONSEQUENCES. Prospective holders should recognize that the present federal income tax treatment of the Company may be modified by future legislative, judicial or administrative actions or decisions at any time, which may be retroactive in effect, and, as a result, any such action or decision may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the Treasury Department, resulting in statutory changes as well as promulgation of new, or revisions to existing, regulations and revised interpretations of established concepts. No prediction can be made as to the likelihood of passage of any new tax legislation or other provisions either directly or indirectly affecting the Company or its stockholders. Revisions in federal income tax laws and interpretations thereof could adversely affect the tax consequences of an investment in Common Stock, Convertible Preferred Stock, or Warrants.

    STATE AND LOCAL TAXES. The Company and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective holders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in Common Stock, Convertible Preferred Stock or Warrants.

                              PLAN OF DISTRIBUTION

    The Company may sell Offered Securities to or through one or more underwriters, and also may sell Offered Securities directly to other purchasers or through agents.

    The distribution of the Offered Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    In connection with the sale of Offered Securities, underwriters may receive compensation from the Company or from purchasers of Offered Securities, for whom they may act as agents, in the form of discounts, concessions, or commissions. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Offered Securities may be deemed to be underwriters, and any discounts or commissions they receive from the Company, and any profit on the resale of Offered Securities they realize may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the applicable Prospectus Supplement.

    Unless otherwise specified in the related Prospectus Supplement, each series of Offered Securities will be a new issue with no established trading market, other than the Common Stock or the Convertible Preferred Stock which have been authorized for inclusion in the Nasdaq National Market under the trading symbol "PRME" and "PRMEP", respectively, subject to official notice of issuance. The Company may elect to list any series of Preferred Stock, Depositary Shares or Warrants on an exchange, but it is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Offered Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Offered Securities.

    Under agreements the Company may enter into, underwriters, dealers, and agents who participate in the distribution of Offered Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

    Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, the Company in the ordinary course of business.

    If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Offered Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will not be subject to any conditions other than (i) the condition that the purchase of the Offered Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject and (ii) if the Offered Securities are being sold to underwriters, the Company shall have sold to such underwriters the total amount of the Offered Securities less the amount thereof covered by such contracts. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                                 LEGAL OPINIONS

    The legality of the Offered Securities will be passed upon for the Company by Winston & Strawn, Chicago, Illinois. The Honorable James R. Thompson, a partner in Winston & Strawn, is a director of the Company.

                                    EXPERTS

    The consolidated financial statements of Prime Retail, Inc. appearing in the Company's Annual Report (Form 10-K as amended by Form 10-K/A-1) for the year ended December 31, 1995, and the statements of revenue and certain expenses of Grove City Factory Shops and the JMJ Acquired Properties for the year ended December 31, 1995 included in the Prime Retail, Inc. Current Report on Form 8-K filed November 1, 1996, as amended by Form 8-K/A filed December 31, 1996 and Form 8-K/A-2 filed January 30, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

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    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

                             PROSPECTUS SUPPLEMENT
The Company...............................................................  S-3
Recent Developments.......................................................  S-3
Use of Proceeds...........................................................  S-4
Price Range of Stock and Distribution
  History.................................................................  S-5
Description of Capital Stock..............................................  S-7
Underwriting..............................................................  S-15
Legal Matters.............................................................  S-15
Experts...................................................................  S-16

                                   PROSPECTUS
Available Information.....................................................    2
Incorporation of Certain Documents by Reference...........................    3
The Company...............................................................    4
Risk Factors..............................................................    5
Use of Proceeds...........................................................   11
Excess of Combined Fixed Charges and Preferred Stock Dividends Over
  Earnings................................................................   11
General Description of the Offered Securities.............................   12
Description of Preferred Stock............................................   12
Description of Depositary Shares..........................................   19
Description of Common Stock...............................................   23
Description of the Warrants to Purchase Common Stock or Preferred Stock...   27
Certain Federal Income Tax Considerations.................................   27
Plan of Distribution......................................................   43
Legal Opinions............................................................   44
Experts...................................................................   44

                               PRIME RETAIL, INC.

                                 175,800 SHARES

                                 8.5% SERIES B

                            CUMULATIVE PARTICIPATING

                          CONVERTIBLE PREFERRED STOCK

                                2,080,000 SHARES

                                  COMMON STOCK

                             ---------------------

                             PROSPECTUS SUPPLEMENT

                             ---------------------

                     FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

                         MORGAN KEEGAN & COMPANY, INC.

                           STIFEL, NICOLAUS & COMPANY
                                  INCORPORATED

                               FEBRUARY 14, 1997

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